    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 7, 1997

                                                     REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            RURAL/METRO CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                     4119 AND 7389                     86-0746929
  (STATE OR OTHER JURISDICTION    (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER
       OF INCORPORATION)          CLASSIFICATION CODE NUMBER)        IDENTIFICATION NUMBER)

                            ------------------------

                          8401 EAST INDIAN SCHOOL ROAD

                           SCOTTSDALE, ARIZONA 85251
                                 (602) 994-3886
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               WARREN S. RUSTAND

                                 JAMES H. BOLIN
                            RURAL/METRO CORPORATION
                          8401 EAST INDIAN SCHOOL ROAD
                           SCOTTSDALE, ARIZONA 85251
                                 (602) 994-3886
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                              JEAN E. HARRIS, ESQ.
                            MICHAEL L. KAPLAN, ESQ.
                          O'CONNOR, CAVANAGH, ANDERSON
                         KILLINGSWORTH & BESHEARS, P.A.
                         ONE EAST CAMELBACK, SUITE 1100
                             PHOENIX, ARIZONA 85012
                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
    As soon as practical after the Registration Statement becomes effective.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

=======================================================================================================
                                                     PROPOSED MAXIMUM
                                                        AGGREGATE     PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF         ACCOUNT TO BE       OFFERING      OFFERING PRICE     AMOUNT OF
    SECURITIES TO BE REGISTERED        REGISTERED        PRICE(1)       PER SHARE(1)   REGISTRATION FEE
-------------------------------------------------------------------------------------------------------
Common Stock, $0.01 Par Value...... 3,500,000 Shares     $30.875        $108,062,500      $32,746.22
=======================================================================================================

(1) Estimated solely for the purpose of calculating the amount of registration fee pursuant to Rule 457 (c).
                            ------------------------

    PURSUANT TO RULE 429 UNDER THE SECURITIES ACT OF 1933, THE PROSPECTUS WHICH CONSTITUTES PART OF THIS REGISTRATION STATEMENT ALSO RELATES TO AN AGGREGATE OF 53,060 SHARES OF THE REGISTRANT'S COMMON STOCK REGISTERED ON FORM S-4, REGISTRATION NO. 33-95518, FOR WHICH A REGISTRATION FEE OF $434.55 HAS BEEN PREVIOUSLY PAID.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

PROSPECTUS

                                3,553,060 SHARES

                            RURAL/METRO CORPORATION

                                  COMMON STOCK

                            ------------------------

     This Prospectus covers 3,553,060 shares of Common Stock that may be issued and sold by Rural/Metro Corporation (the "Company") from time to time in connection with the acquisition by the Company of other businesses. It is expected that the terms of any such acquisitions will be determined by negotiations with the owners or controlling persons of the businesses to be acquired and that the shares of Common Stock issued in connection with such acquisitions will be valued at prices reasonably related to market prices current either at the time of agreement on the terms of an acquisition or at or about the time of delivery of the shares.

     No underwriting discounts or commissions will be paid, although finder's fees may be paid from time to time in connection with specific acquisitions. Any person receiving such fee may be deemed to be an Underwriter within the meaning of the Securities Act of 1933, as amended (the "Securities Act").

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "RURL." Application will be made to list the shares of Common Stock offered hereby on the Nasdaq National Market. The last reported sale price of the Company's Common Stock on the Nasdaq National Market on October 3, 1997 was $31.50.

     All expenses of the Offering will be paid by the Company.

     FOR INFORMATION CONTAINING CERTAIN FACTORS RELATING TO THIS OFFERING, SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAVE THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                 A CRIMINAL OFFENSE.

                The date of this Prospectus is October   , 1997

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the
Commission: New York Regional Office, Seven World Trade Center, New York, New York 10048, and Chicago Regional Office, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the prescribed fees. The Commission also maintains a Web site that contains reports, proxy and information statements, and other materials that are filed through the Commission's Electronic Data Gathering, Analysis, and Retrieval system. This Web site can be accessed at http://www.sec.gov. The Common Stock of the Company is quoted on the Nasdaq National Market.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference except as superseded or modified herein: (1) the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997; (2) the Company's Current Report on Form 8-K dated July 15, 1997 as amended by the Form 8-K/A dated August 12, 1997; and (3) the Company's Registration Statement on Form 8-A filed July 8, 1993 as amended by Form 8-A/A filed February 2, 1995, registering the Company's Common Stock under Section 12(g) of the Exchange Act. All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Common Stock registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon a written request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be delivered to the Investor Relations Department, 8401 East Indian School Road, Scottsdale, Arizona 85251.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements appearing elsewhere or incorporated by reference in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed under "Risk Factors."

                                  THE COMPANY

     The Company provides "911" emergency and general transport ambulance services, fire protection services, and other safety and health care related services to municipal, residential, commercial, and industrial customers. The Company believes that it is the only multi-state provider of both ambulance and fire protection services in the United States and that it ranks as one of the largest private-sector providers of ambulance services and fire protection services in the world. The Company currently serves over 350 communities in 21 states, Canada, and Latin America. Ambulance services and fire protection services accounted for approximately 81% and 13%, respectively, of the Company's revenue for the fiscal year ended June 30, 1997.

     Founded in 1948, the Company has been instrumental in the development of protocols and policies applicable to the emergency services industry. The Company has grown significantly since the late 1970s both through internal growth and through acquisitions. To manage this growth, the Company invested in the development of management and operational systems that have resulted in productivity gains and increased profitability. The Company believes its current systems and controls position it to continue its growth internally as well as through acquisitions and enable it to operate profitably in both large and small communities. The Company completed eight acquisitions in the fiscal year ended June 30, 1994, 11 acquisitions in the fiscal year ended June 30, 1995, 18 acquisitions in the fiscal year ended June 30, 1996, and 19 acquisitions in the fiscal year ended June 30, 1997.

     Based on generally available industry data, it is estimated that annual expenditures for ambulance services in the United States are between $4 billion and $7 billion. Various factors, including the growth and aging of the population, and trends towards the use of outpatient services and specialized treatment facilities in an effort to contain health care costs have increased the demand for ambulance services. At the same time, industry factors have increased the standards of pre-hospital emergency care and have required faster ambulance response times, increasing the capital and technological resources necessary to provide higher levels of service. These factors, combined with the historically fragmented nature of the ambulance service industry, are contributing to consolidation within the industry.

     Market-driven forces changing the health care industry are impacting the ambulance industry as well. The Company believes the trend toward managed care and away from fee-for-service arrangements is furthering industry consolidation. The move to managed care benefits larger ambulance services providers, which can service a larger portion of a managed care provider's needs. This allows the managed care provider to reduce its number of suppliers, cutting administrative costs and allowing them to negotiate more favorable rates.

     Volunteer fire departments, tax-supported fire districts, and municipal fire departments constitute the primary providers of fire protection services in the United States. Because emergency medical response represents a significant portion of fire response activity within many fire departments, the Company believes that its ambulance and fire protection services operations are complementary. The Company believes that its integration of such services can provide operating economies, optimal coordination of the delivery of services, efficiencies in the use of personnel and equipment, and enhanced levels of service, especially in lower-utilization communities. Additionally, a variety of economic pressures on the public sector may increase opportunities for privatization and public/private partnerships in fire protection services.

     The Company pursues a strategy designed to enable it to expand its business in existing service areas, establish additional service areas both domestically and internationally, respond to the needs of the public sector and health care providers, expand fire protection services, integrate existing services, and improve productivity. This strategy includes plans to (i) acquire additional ambulance service providers operating in metropolitan areas and in communities surrounding the metropolitan areas that the Company currently serves or plans to serve; (ii) expand its emergency ambulance services through the pursuit of new contracts with municipalities and fire districts and its general ambulance services through increased marketing efforts to, and pursuit of other alliances with, managed care providers and other health care providers; (iii) expand its fire protection services into selected additional service areas through the pursuit of opportunities to supplant or enhance services provided by volunteer fire departments, expand its services to newly developed communities, and to develop public/private partnerships with tax supported fire districts and municipal fire departments; (iv) continue the integration of its fire protection and ambulance services to maximize operational efficiencies and synergies; and (v) improve its productivity through the more efficient utilization of equipment and personnel.

     The Company was incorporated in Arizona in 1948 and reincorporated in Delaware in May 1993. Unless the context indicates otherwise, all references to the "Company" refer to Rural/Metro Corporation and its subsidiaries. The Company maintains its principal executive offices at 8401 East Indian School Road, Scottsdale, Arizona 85251, and its telephone number is (602) 994-3886.

                         SUMMARY FINANCIAL INFORMATION
                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                                                            FISCAL YEAR ENDED JUNE 30,
                                                  -----------------------------------------------
                                                                                         PROFORMA
                                                    1995         1996         1997       1997(1)
                                                  --------     --------     --------     --------
                                                                                         (UNAUDITED)
OPERATING DATA:
Revenue.........................................  $171,583     $250,263     $319,805     $375,511
Operating income................................    15,940       24,664       27,804       34,075
Interest expense, net...........................     3,059        5,108        5,720        7,911
Net income(2)...................................     7,593       11,512       12,720       15,070
Earnings per share(3)...........................      0.84         1.14         1.04         1.13
Weighted avg. number shares.....................     8,249       10,075       12,271       13,334

                                                                                    JUNE 30,
                                                                                      1997
                                                                                    --------
BALANCE SHEET DATA:
  Working capital.................................................................  $ 94,766
  Total assets....................................................................   364,066
  Current portion of long-term debt...............................................     9,814
  Long-term debt, net of current portion..........................................   144,643
  Stockholders' equity............................................................   159,808

---------------
(1) Reflects the pro forma effects of the results of operations of the fiscal 1997 acquisitions as if each transaction had occurred as of the beginning of the period.

(2) Net income for the year ended June 30, 1995 reflects the effect of an extraordinary loss of $693,000.

(3) Earnings per share for the year ended June 30, 1995 include the effect of an extraordinary loss of $0.08 per share.

                                  RISK FACTORS

DEPENDENCE ON CERTAIN BUSINESS RELATIONSHIPS

     The Company depends to a great extent on certain contracts with municipalities or fire districts to provide "911" emergency ambulance services and fire protection services. The Company's five largest contracts accounted for approximately 22% and 18% of total revenue for the fiscal years ended June 30, 1996 and 1997 respectively, with one contract accounting for approximately 7% and 5% of total revenue for the same periods. The loss or cancellation of any one or more of these contracts could have a material adverse effect on the Company and its operations. No assurance can be given that the Company will be successful in retaining its existing contracts or in obtaining new contracts for ambulance services or for fire protection services. The Company also faces the risk that areas in which it provides fire protection services through subscription arrangements with residents and businesses will be converted to tax-supported fire districts or annexed by municipalities. See
"Business -- Marketing and Sales," "Business -- Contracts" and "Business -- Competition."

ACQUISITION STRATEGY

     The Company's strategy with respect to ambulance services depends in large part on its continued ability to acquire and to operate successfully additional ambulance service providers. The Company completed eight acquisitions in fiscal 1994, 11 acquisitions in fiscal 1995, 16 acquisitions in fiscal 1996, and 18 acquisitions of ambulance service providers in 1997. There can be no assurance that the Company will be able to identify additional suitable acquisition candidates, that it will be able to consummate any such acquisitions, or that it will be able to integrate any such acquisitions successfully into its operations. The Company expects to use cash and securities, including Common Stock, as the principal consideration for future acquisitions. The Company's acquisition program could be adversely affected if the Company does not generate sufficient cash for future acquisitions from existing operations or through external financings. There can be no assurance that the Company's operations will generate sufficient cash for acquisitions, that any additional financings for acquisitions will be available if and when needed or on terms acceptable to the Company, or that financing that is obtained will be able to be deployed on a prompt basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

POSSIBLE ADVERSE CHANGES IN REIMBURSEMENT RATES OF COVERAGE

     Payments received from third-party payors (including Medicare, Medicaid, and private insurers) represent a substantial portion of the Company's ambulance receipts. The Company derived approximately 79% and 74% of its net ambulance fee collections from such third-party payors during 1996 and 1997; including 27% and 26% from Medicare, respectively. There are continuing efforts of third-party payors to control expenditures for health care, including proposals to revise reimbursement policies.

     During June 1997 HCFA issued proposed rules that would revise Medicare policy on the coverage of ambulance services. These proposed rules have been subject to public comment and, despite the passage of new laws addressing changes to the reimbursement of ambulance services by Medicare (discussed below), have not yet been withdrawn. The proposed new HCFA rules have not been finalized. See "Business -- Reimbursement."

     In addition, in August 1997, the "Balanced Budget Act of 1997" (the "Budget Act") became law. The Budget Act provides for the development, negotiation, and implementation of a prospective fee schedule for ambulance services between HCFA and ambulance service providers by January 2000. The Budget Act also reduces the annual rate adjustment for Medicare reimbursements from the Consumer Price Index
(CPI) to CPI less one percentage point.

     If the proposed HCFA rules were to be finalized prior to the negotiation of a prospective fee schedule as stipulated in the Budget Act, and the Company were unable to mitigate the effect of the new rules, the Company's results of operations could be adversely effected. The final outcome of the proposed rules and the effect of the prospective fee schedule is uncertain. However, changes in reimbursement policies, or other government action, together with the financial instability of private third-party payors and budget pressures on payor sources could influence the timing and, potentially, the ultimate receipt of reimbursements. A reduction in coverage or reimbursement rates by third-party payors could have a material adverse effect on the

Company's results of operations. See "Business -- Billings and Collections," "Business -- Government Regulation," and "Business -- Reimbursement."

IMPACT OF RATE STRUCTURES AND LIMITATIONS ON RATES OF RETURN

     State or local government regulations or administrative policies regulate rate structures in most states in which the Company conducts ambulance operations. In certain service areas in which the Company is the exclusive provider of services, the municipality or fire district sets the rates for emergency service pursuant to a master contract and establishes the rates for general ambulance services that the Company is permitted to charge. Rates in most service areas are set at the same amounts for emergency and general ambulance services. The State of Arizona establishes a rate of return on sales the Company is permitted to earn in determining the ambulance service rates the Company may charge in that state. Ambulance services revenue generated in Arizona accounted for approximately 11% and 9% of total revenue for the fiscal years ended June 30, 1996 and 1997, respectively. No assurance can be given that the Company will be able to receive ambulance service rate increases on a timely basis where rates are regulated or to establish or maintain satisfactory rate structures where rates are not regulated. Under present coverage programs with third-party payors, the Company faces the continuing risk of nonreimbursement to the extent that uninsured individuals require ambulance service. Changes in demographics in the Company's markets could increase the Company's risk of doubtful accounts which, in turn, could have a material adverse effect on the Company's operating results. See "Business -- Billings and Collections" and "Business -- Governmental Regulation."

     Municipalities and fire districts negotiate the payments to be made to the Company for fire protection services pursuant to master contracts. These master contracts are based on a budget and on level of effort or performance criteria desired by the municipalities and fire districts. No assurance can be given that the Company will be successful in negotiating or maintaining profitable contracts with municipalities and fire districts. See "Business -- Contracts."

GOVERNMENTAL REGULATION

     Numerous federal, state, and local laws and regulations govern various aspects of the business of ambulance service providers, covering matters such as licensing, rates, employee certification, environmental matters, and other factors. Certificates of necessity may be required from state or local governments to operate ambulance services in a designated service area. Master contracts from governmental authorities are subject to risks of cancellation or unenforceability as a result of budgetary and other factors and may subject the Company to certain liabilities or restrictions which traditionally have applied only to governmental bodies or to which they are otherwise immune. There can be no assurance that federal, state, or local governments will not adopt laws or regulations that would increase the Company's cost of doing business, lower reimbursement levels, or otherwise have a material adverse effect on the Company's business. See "Business -- Governmental Regulation" and
"Business -- Reimbursement."

INDUSTRY CONSIDERATIONS

     Numerous legislative proposals have been considered that would result in major reforms in the United States health care system. The Company cannot predict which, if any, health care reforms may be proposed or enacted or the effect that any such legislation would have on the Company's business. In addition, managed care providers are attempting to contain health care costs through the use of outpatient services and specialized treatment facilities. No assurance can be given that changing industry practices will not have an adverse effect on the Company.

COMPETITION

     The ambulance service industry is highly competitive. The Company currently encounters competition in providing ambulance services from governmental entities (including fire districts), hospitals, other national ambulance service providers, large regional ambulance service providers, and numerous local and volunteer private providers. In addition, there can be no assurance that municipalities, fire districts, or health care organizations that currently contract for ambulance services will not choose to provide ambulance services directly in the future. The Company is experiencing increased competition from fire departments to provide emergency ambulance service. Some of the Company's current competitors and certain potential competitors have greater capital and other resources than the Company. Tax-supported fire districts, municipal fire departments, and volunteer fire departments represent the principal providers of fire protection services for residential and commercial properties. Private providers represent only a small portion of the total fire protection market and generally provide services where a tax-supported municipality or fire district has decided to contract for the provision of fire protection services or has not assumed the financial responsibility for fire protection. In these situations, the Company provides services for a municipality or fire district on a contract basis or provides fire protection services directly to residences and businesses on a subscription basis. There can be no assurance that the Company will be able to obtain additional fire protection business on a contractual or subscription basis, that fire districts or municipalities will not choose to provide fire protection services directly in the future, or that areas in which the Company provides services through subscriptions will not be converted to tax-supported fire districts or annexed by municipalities. See "Business -- Competition."

DEPENDENCE ON MANAGEMENT AND OTHER KEY PERSONNEL

     The Company's success depends upon the retention of principal key personnel and the recruitment and retention of additional key personnel. The loss of existing key personnel or the failure to recruit and retain necessary additional personnel would adversely affect the Company's business prospects. There can be no assurance that the Company will be able to retain its current personnel or attract and retain necessary additional personnel. The Company's internal growth and its expansion into new geographic areas will require additional expertise, such as marketing and operational management. These growth and expansion activities will further increase the demand on the Company's resources and require the addition of new personnel and the development of additional expertise by existing personnel. The failure of the Company to attract and retain personnel with the requisite expertise or to develop internally such expertise could adversely affect the prospects for the Company's success. The Company entered into three-year employment agreements with its executive officers in May 1993, which were renewed in December 1995, and has entered into similar agreements with certain other executive officers as they have joined the Company. The Company maintains "key person" insurance on several of its key executive officers. See "Management."

CONTROL BY CURRENT STOCKHOLDERS

     The directors, executive officers, and their affiliates currently own beneficially approximately 14%, and the Company's Employee Stock Ownership Plan (the "ESOP") currently holds approximately 8%, of the outstanding shares of Common Stock. Accordingly, these persons, if they act as a group, likely will be able to significantly influence the election of the Company's directors and the outcome of matters requiring approval by the stockholders of the Company.

CHANGE IN CONTROL PROVISIONS

     The Company's Second Restated Certificate of Incorporation (the "Restated Certificate") and the Delaware General Corporation Law (the "General Corporation Law") contain provisions that may have the effect of making more difficult or delaying attempts by others to obtain control of the Company, even when these attempts may be in the best interests of stockholders. The Restated Certificate also authorizes the Board of Directors, without stockholder approval, to issue one or more series of preferred stock which could have voting and conversion rights that adversely affect the voting power of the holders of Common Stock and provides for a classified board of directors. The General Corporation Law also imposes conditions on certain business combination transactions with "interested stockholders" (as defined therein).

     The Company has also adopted a Rights Plan whereby, if and when the Rights become exercisable, holders of shares of Common Stock will be entitled to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock at a purchase price of $145 (subject to certain antidilution adjustments). The Rights will expire 10 years after issuance, and will be exercisable only if a person or group becomes the beneficial owner of 15% or more of the Common Stock (such person or group, a "15% holder") or commences a tender or exchange offer which would result in the offeror beneficially owning 15% or more of the Common Stock. If the Rights become exercisable, each Right, unless redeemed by the Company, entitles the holder to purchase for $145 an amount of Common Stock of the Company, or in certain circumstances a combination of securities and/or assets or the common stock of the acquiror, having a market value of twice the purchase price.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at $.01 per Right prior to 10 days (as such period may be extended) after the public announcement of the existence of a 15% holder.

POSSIBLE VOLATILITY OF STOCK

     The market price of the Company's Common Stock has increased since the Company's initial public offering in July 1993. See "Price Range of Common Stock." The period was marked by generally rising stock prices, favorable industry conditions, and improved operating results by the Company. The trading price of the Company's Common Stock in the future could be subject to wide fluctuations in response to quarterly variations in operating results of the Company and others in its industry, actual or anticipated announcements concerning the Company or its competitors, including government regulations and reimbursement changes, the announcement and implementation of health care reform proposals, changes in analysts' estimates of the Company's financial performance, general conditions in the health care industry, general economic and financial conditions, and other events or factors. In addition, the stock market has experienced extreme price and volume fluctuations which have affected the market prices for many companies involved in health care and related industries and which often have been unrelated to the operating performance of such companies. These broad market fluctuations and other factors may adversely affect the market price of the Company's Common Stock. See
"Business -- Competition" and "Business -- Governmental Regulation."

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices. As of October 3, 1997, there were 13,452,141 shares of Common Stock outstanding, 10,168,888 shares of which were freely transferable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), unless held by an "affiliate" of the Company, as that term is defined under the Securities Act. The Company also has outstanding 136,313 restricted shares, as that term is defined under Rule 144 (the "Restricted Shares") under the Securities Act, that are eligible for sale in the public market subject to compliance with the holding period, volume limitations, and other requirements of Rule 144. In addition, the Company has registered 6,646,940 shares of Common Stock, including the 3,553,060 shares of Common Stock pursuant to the Registration Statements to which this Prospectus relates, for issuance in connection with acquisitions (of which 3,146,940 shares have been issued), which shares are generally freely tradeable after their issuance under Rule 145 of the Securities Act, unless held by an affiliate of the acquired company, in which case such shares will be subject to the volume and manner of sale restrictions under Rule 144.

     The Company has registered for offer and sale up to 3,965,625 shares of Common Stock that are reserved for issuance pursuant to the Company's stock option plans. Shares issued after the effective date of such registration statement upon the exercise of stock options issued under the Company's stock option plans generally will be eligible for sale in the public market, except that affiliates of the Company will continue to be subject to volume limitations. The Company also has the authority to issue additional shares of Common Stock and shares of one or more series of Preferred Stock. The issuance of such shares could have a dilutive effect on earnings per share, and the sale of such shares could depress the market price of the Company's Common Stock.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock has been traded on the Nasdaq National Market under the symbol RURL since its initial public offering on July 16, 1993 at $12.50 per share. The following table sets forth the high and low sale prices of the Common Stock for the fiscal quarters indicated as reported on the Nasdaq National Market.

                                                                      HIGH       LOW
                                                                     ------     ------
        YEAR ENDED JUNE 30, 1996
        First quarter..............................................  $26.50     $21.75
        Second quarter.............................................   25.25      22.50
        Third quarter..............................................   28.75      22.00
        Fourth quarter.............................................   35.75      26.75

        YEAR ENDED JUNE 30, 1997
        First quarter..............................................  $37.13     $29.25
        Second quarter.............................................   39.00      32.00
        Third quarter..............................................   35.88      30.50
        Fourth quarter.............................................   32.75      26.50

     On October 3, 1997, the closing sale price of the Company's Common Stock was $31.50 per share. On October 3, 1997, there were approximately 1,058 holders of record of the Company's Common Stock.

                                DIVIDEND POLICY

     The Company has never paid any cash dividends on its Common Stock. The Company currently plans to retain earnings to finance the growth of the Company's business rather than to pay cash dividends. Payments of any cash dividends in the future will depend on the financial condition, results of operations, and capital requirements of the Company as well as other factors deemed relevant by the Board of Directors. The Company's term notes and revolving credit facility contain restrictions on the Company's ability to pay cash dividends, and future borrowings may contain similar restrictions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                  UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

     The following pro forma financial data of the Company presents the Company's unaudited pro forma combined statements of income for the fiscal years ended June 30, 1996 and 1997.

     During the fiscal years ended June 30, 1996 and 1997, the Company purchased either the stock or certain of the assets and assumed certain of the liabilities of 32 ambulance service providers and merged under pooling-of-interests transactions with five ambulance service providers. During the fiscal year ended June 30, 1996, 18 acquisitions were completed and 19 such acquisitions were made during the year ended June 30, 1997. The acquisitions occurring during the year ended June 30, 1996 are referred to as "the fiscal 1996 acquisitions" and the acquisitions made during the year ended June 30, 1997 are referred to as "the fiscal 1997 acquisitions." All of these acquisitions, with the exception of the pooling-of-interests transactions, were accounted for as purchases in accordance with Accounting Principles Board Opinion ("APB") No. 16. The aggregate purchase price of the operations accounted for as purchases in fiscal 1996 and fiscal 1997 consisted of the following:

                                                           FISCAL 1996      FISCAL 1997
                                                           ACQUISITIONS     ACQUISITIONS      TOTAL
                                                           ------------     ------------     --------
                                                                         (IN THOUSANDS)
Cash...................................................      $ 17,164         $ 35,512       $ 52,676
Rural/Metro common stock...............................         1,212           18,699         19,911
Notes payable to sellers...............................         4,673            4,477          9,150
Assumption of liabilities..............................         8,221           23,915         32,136
                                                              -------          -------       --------
                                                             $ 31,270         $ 82,603       $113,873
                                                              =======          =======       ========

     The unaudited pro forma combined statement of income for the year ended June 30, 1996 was prepared as if each of the fiscal 1996 acquisitions and fiscal 1997 acquisitions was consummated as of July 1, 1995. The unaudited pro forma combined statement of income for the year ended June 30, 1997 was prepared as if each of the fiscal 1997 acquisitions was consummated as of July 1, 1996.

     The unaudited pro forma combined financial data should be read in conjunction with the Consolidated Financial Statements of the Company and related notes thereto.

     The pro forma financial data does not purport to represent what the Company's actual results of operations would have been had each transaction occurred as of the beginning of each respective period nor does it project the Company's results of operations for any future period.

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                        FOR THE YEAR ENDED JUNE 30, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                BUSINESSES       PRO FORMA      PRO FORMA
                                              HISTORICAL(1)     ACQUIRED(2)     ADJUSTMENTS     COMBINED
                                              -------------     -----------     -----------     ---------
Revenue
  Ambulance services........................    $ 197,201         $97,549         $    --       $ 294,750
  Fire protection services..................       38,770             179              --          38,949
  Other.....................................       14,292             548              --          14,840
                                                 --------         -------         -------        --------
          Total.............................      250,263          98,276              --         348,539
                                                 --------         -------         -------        --------
Operating expenses
  Payroll and employee benefits.............      135,464          45,355          (4,049)(4)     176,770
  Provision for doubtful accounts...........       31,036          17,074              --          48,110
  Depreciation..............................        9,778           3,973            (110)(5)      13,641
  Amortization of intangibles...............        3,569             126           2,158(6)        5,853
  Other operating expenses..................       45,752          23,429          (1,606)(7)      67,575
                                                 --------         -------         -------        --------
          Total.............................      225,599          89,957          (3,607)        311,949
                                                 --------         -------         -------        --------
Operating income............................       24,664           8,319           3,607          36,590
  Interest expense, net.....................        5,108           1,401           2,623(8)        9,132
                                                 --------         -------         -------        --------
Income before income taxes..................       19,556           6,918             984          27,458
  Provision for income taxes................        8,044             638           2,612(9)       11,294
                                                 --------         -------         -------        --------
Net income..................................    $  11,512         $ 6,280         $(1,628)      $  16,164
                                                 ========         =======         =======        ========
Earnings per common stock and common stock
  equivalent................................    $    1.14                                       $    1.38
Weighted average number of common stock and
  common stock equivalents outstanding......       10,075                           1,660(10)      11,735

     The accompanying notes to pro forma combined statements of income are an integral part of this statement.

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                        FOR THE YEAR ENDED JUNE 30, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                BUSINESSES       PRO FORMA      PRO FORMA
                                              HISTORICAL(1)     ACQUIRED(3)     ADJUSTMENTS     COMBINED
                                              -------------     -----------     -----------     ---------
Revenue
  Ambulance services........................    $ 257,488         $55,689        $      --      $ 313,177
  Fire protection services..................       42,163              --               --         42,163
  Other.....................................       20,154              17               --         20,171
                                                 --------         -------          -------       --------
          Total.............................      319,805          55,706               --        375,511
                                                 --------         -------          -------       --------
Operating expenses
  Payroll and employee benefits.............      170,833          24,698           (2,317)(4)    193,214
  Provision for doubtful accounts...........       43,424          11,958               --         55,382
  Depreciation..............................       12,136           2,306             (110)(5)     14,332
  Amortization of intangibles...............        4,660              31            1,470(6)       6,161
  Other operating expenses..................       54,922          12,447           (1,048)(7)     66,321
  Loss contract/restructuring charge........        6,026              --               --          6,026
                                                 --------         -------          -------       --------
          Total.............................      292,001          51,440           (2,005)       341,436
                                                 --------         -------          -------       --------
Operating income............................       27,804           4,266            2,005         34,075
  Interest expense, net.....................        5,720             895            1,296(8)       7,911
                                                 --------         -------          -------       --------
Income before income taxes..................       22,084           3,371              709         26,164
  Provision for income taxes................        9,364              42            1,688(9)      11,094
                                                 --------         -------          -------       --------
Net income..................................    $  12,720         $ 3,329        $    (979)     $  15,070
                                                 ========         =======          =======       ========
Earnings per common stock and common stock
  equivalent................................    $    1.04                                       $    1.13
Weighted average number of common stock and
  common stock equivalents outstanding......       12,271                            1,063(10)     13,334

     The accompanying notes to pro forma combined statements of income are an integral part of this statement.

           NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME

 (1) Reflects the results of operations of the respective acquisitions from the dates of acquisition through the end of each respective period.

 (2) Reflects the results of operations of the fiscal 1996 acquisitions from the beginning of the period through the dates of acquisition and the fiscal 1997 acquisitions for the entire year ended June 30, 1996.

 (3) Reflects the results of operations for the fiscal 1997 acquisitions from the beginning of the period through the dates of acquisition.

 (4) Adjustment for payroll and employee benefits expense to reflect the effects of certain individuals of the acquired businesses not being employed by the Company and to reflect the differences between the actual compensation paid to officers of the businesses acquired and the aggregate compensation such individuals would have received under the terms of employment agreements with the Company as if the businesses had been acquired as of the beginning of the period.

 (5) Adjustment for depreciation to reflect the depreciation of fixed assets using the straight-line method.

 (6) Adjustment for amortization to reflect amortization of the cost in excess of the fair value of net assets acquired over a 35-year period.

 (7) Adjustment for other operating expenses to reflect the reduction of expenses related to certain assets, including real estate and buildings, not acquired and sellers' costs incurred in connection with the sale of their respective businesses, had each of the acquisitions occurred as of the beginning of the period.

 (8) Adjustment for interest expense to reflect the interest expense related to the debt issued in connection with the acquisitions.

 (9) Adjustment for provision for income taxes to reflect the effect of the adjustments described above and the tax effect of treating each acquisition as if it had C corporation tax status.

(10) Adjustment for weighted average number of common stock and common stock equivalents outstanding as if the common stock issued in connection with certain of the acquisitions had occurred as of the beginning of the period.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data for the fiscal years ended June 30, 1997, 1996, 1995, 1994 and 1993 is derived from the consolidated financial statements of the Company which have been audited by Arthur Andersen LLP, independent public accountants. The selected consolidated financial data provided below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and related notes thereto incorporated by reference in this Prospectus.

                                                                     YEARS ENDED JUNE 30,
                                                  ----------------------------------------------------------
                                                    1997         1996         1995        1994        1993
                                                  --------     --------     --------     -------     -------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATE)
STATEMENT OF INCOME DATA
Revenue
  Ambulance services............................  $257,488     $197,201     $127,461     $68,942     $52,539
  Fire protection services......................    42,163       38,770       32,274      30,502      28,165
  Other.........................................    20,154       14,292       11,848       4,920       3,377
                                                  --------     --------     --------     -------     -------
         Total revenue..........................   319,805      250,263      171,583     104,364      84,081
Operating expenses
  Payroll and employee benefits.................   170,833      135,464       90,843      54,750      44,178
  Provision for doubtful accounts...............    43,424       31,036       22,263      13,658      11,083
  Depreciation..................................    12,136        9,778        6,654       4,369       3,522
  Amortization of intangibles...................     4,660        3,569        2,074         584         448
  Other operating expenses......................    54,922       45,752       33,809      21,613      17,798
  Loss contract/restructuring charge............     6,026           --           --          --          --
                                                  --------     --------     --------     -------     -------
Operating income................................    27,804       24,664       15,940       9,390       7,052
Interest expense, net...........................     5,720        5,108        3,059       1,780       2,896
                                                  --------     --------     --------     -------     -------
Income before income taxes and extraordinary
  item..........................................    22,084       19,556       12,881       7,610       4,156
Provision for income taxes......................    (9,364)      (8,044)      (5,288)     (2,884)     (1,471)
                                                  --------     --------     --------     -------     -------
Income before extraordinary item................    12,720       11,512        7,593       4,726       2,685
Extraordinary item..............................        --           --         (693)         --          --
                                                  --------     --------     --------     -------     -------
  Net income....................................  $ 12,720     $ 11,512     $  6,900     $ 4,726     $ 2,685
                                                  ========     ========     ========     =======     =======
Net income available for common stock...........  $ 12,720     $ 11,512     $  6,900     $ 4,726     $ 2,685
                                                  ========     ========     ========     =======     =======
Earnings per common stock and common stock
  equivalent(1)
  Income before extraordinary item..............  $   1.04     $   1.14     $    .92     $   .71     $   .63
  Extraordinary item............................        --           --         (.08)         --          --
                                                  --------     --------     --------     -------     -------
         Net income.............................  $   1.04     $   1.14     $    .84     $   .71     $   .63
                                                  ========     ========     ========     =======     =======
Earnings per common stock and common stock
  equivalent assuming full dilution(1)..........                                                     $   .61
                                                                                                     =======
Weighted average number of common stock and
  common stock equivalents outstanding..........
  Primary.......................................    12,271       10,075        8,249       6,668       4,171
  Fully diluted.................................                                                       4,414

                                                                           JUNE 30,
                                                  ----------------------------------------------------------
                                                    1997         1996         1995        1994        1993
                                                  --------     --------     --------     -------     -------
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA
  Working capital...............................  $ 94,766     $ 55,402     $ 26,358     $23,915     $ 4,784
  Total assets..................................   364,066      230,114      159,430      88,247      45,816
  Current portion of long-term debt(2)..........     9,814        6,610        8,377       3,590       9,827
  Long-term debt, net of current portion(3).....   144,643       60,731       53,282      13,339      15,382
  Stockholders' equity..........................   159,808      119,966       65,648      47,349       4,093

---------------
(1) Primary and fully diluted earnings per share are considered to be the same in all periods presented except for the year ended June 30, 1993.

(2) Includes balances outstanding under the Company's revolving credit facility of $6,690,000 at June 30, 1993.

(3) Includes balances outstanding under the Company's revolving credit facility of $134,000,000, $49,500,000 and $34,900,000 at June 30, 1997, 1996 and
    1995, respectively.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Selected Consolidated Financial Data and the Consolidated Financial Statements of the Company and related notes appearing elsewhere in this Prospectus or incorporated by reference in this Prospectus.

INTRODUCTION

     The Company derives its revenue primarily from fees charged for ambulance and fire protection services. The Company provides ambulance services in response to emergency medical calls ("911" emergency ambulance services) and non-emergency transport services (general transport services) to patients on both a fee-for-service basis and nonrefundable subscription fee basis. Per transport revenue depends on various factors, including the mix of rates between existing markets and new markets and the mix of activity between "911" emergency ambulance services and general transport services as well as other competitive factors. Fire protection services are provided either under contracts with municipalities or fire districts or on a nonrefundable subscription fee basis to individual homeowners or commercial property owners.

     Ambulance service fees are recorded net of Medicare, Medicaid, and other reimbursement limitations and are recognized when services are provided. Payments received from third-party payors represent a substantial portion of the Company's ambulance service fee receipts. Provision for doubtful accounts is made for the expected difference between ambulance services fees charged and amounts actually collected. The Company's provision for doubtful accounts generally is higher with respect to collections to be derived directly from patients than for collections to be derived from third-party payors and generally is higher for "911" emergency ambulance services than for general ambulance transport services.

     Because of the nature of the Company's ambulance services, it is necessary to respond to a number of calls, primarily "911" emergency ambulance service calls, which may not result in transports. Results of operations are discussed below on the basis of actual transports since transports are more directly related to revenue. Expenses associated with calls that do not result in transports are included in operating expenses. The percentage of calls not resulting in transports varies substantially depending upon the mix of general transport and "911" emergency ambulance service calls in the Company's markets and is generally higher in markets in which the calls are primarily "911" emergency ambulance service calls. Rates in the Company's markets take into account the anticipated number of calls that may not result in transports. The Company does not separately account for expenses associated with calls that do not result in transports.

     Revenue generated under fire protection services contracts is recognized over the life of the contract. Subscription fees received in advance are deferred and recognized over the term of the subscription agreement, which generally is one year.

     Other revenue primarily consists of fees associated with alternative transportation services and home health care services and are recognized when the services are provided.

     Other operating expenses primarily consist of rent and related occupancy expenses, maintenance and repairs, insurance, fuel and supplies, travel and professional fees.

     The Company's net income for the year ended June 30, 1997 was $12.7 million or $1.04 per share. This compares to net income of $11.5 million and $6.9 million, or $1.14 and $0.84 per share for the years ended June 30, 1996 and 1995, respectively. Included in 1995 net income is an extraordinary charge to earnings of $0.7 million, net of a $0.5 million tax benefit, or $0.08 per share, to reflect the loss on early extinguishment of debt. During fiscal 1997, the Company completed the acquisition of eighteen ambulance service providers operating in Arizona, Arkansas, Georgia, Indiana, Kentucky, New York, Ohio, Pennsylvania and Ontario, Canada. The following discussion provides greater detail of the Company's results of operations and liquidity and capital resources.

RESULTS OF OPERATIONS

     The following table sets forth for the years ended June 30, 1997, 1996 and 1995, certain items from the Company's consolidated financial statements expressed as a percentage of total revenue:

                                                                YEARS ENDED JUNE 30,
                                                              -------------------------
                                                              1997      1996      1995
                                                              -----     -----     -----
        Revenue
          Ambulance services................................   80.5%     78.8%     74.3%
          Fire protection services..........................   13.2      15.5      18.8
          Other.............................................    6.3       5.7       6.9
                                                              -----     -----     -----
                  Total revenue.............................  100.0     100.0     100.0
        Operating expenses
          Payroll and employee benefits.....................   53.4      54.1      52.9
          Provision for doubtful accounts...................   13.6      12.4      13.0
          Depreciation......................................    3.8       3.9       3.9
          Amortization of intangibles.......................    1.5       1.4       1.2
          Other operating expenses..........................   17.1      18.3      19.7
          Loss contract/restructuring charge................    1.9        --        --
                                                              -----     -----     -----
        Operating income....................................    8.7       9.9       9.3
          Interest expense, net.............................    1.8       2.1       1.8
                                                              -----     -----     -----
        Income before income taxes and extraordinary item...    6.9       7.8       7.5
          Provision for income taxes........................    2.9       3.2       3.1
                                                              -----     -----     -----
        Income before extraordinary item....................    4.0%      4.6%      4.4%
                                                              =====     =====     =====

YEAR ENDED JUNE 30, 1996 COMPARED TO YEAR ENDED JUNE 30, 1997

Revenue

     Total revenue increased $69.5 million, or 27.8%, from $250.3 million for the year ended June 30, 1996 to $319.8 million for the year ended June 30, 1997. Approximately $43.6 million of this increase resulted from the acquisition of ambulance service providers during fiscal 1997. Fire protection services revenue increased by $3.4 million, and other revenue increased by $5.9 million.

     Total ambulance transports increased by 205,000, or 28.9%, from 710,000 for the year ended June 30, 1996 to 915,000 for the year ended June 30, 1997. The acquisition of eighteen ambulance service companies during fiscal 1997 accounted for 154,000 of these additional transports.

     Fire protection services revenue increased due to rate increases for fire protection services and greater utilization of the Company's services under fee-for-service arrangements. The increase also resulted from the revenue generated from new fire protection contracts awarded to the Company through competitive bidding.

Operating Expenses

     Payroll and employee benefit expenses increased $35.4 million, or 26.1%, from $135.4 million for the year ended June 30, 1996 to $170.8 million for the year ended June 30, 1997. This increase was primarily due to the acquisition of nineteen companies during fiscal 1997. Payroll and employee benefits decreased from 54.1% of total revenue for the year ended June 30, 1996 to 53.4% of total revenue for the year ended June 30, 1997 as a result of operational efficiencies.

     Provision for doubtful accounts increased $12.4 million, or 40.0%, from $31.0 million for the year ended June 30, 1996 to $43.4 million for the year ended June 30, 1997. Provision for doubtful accounts increased from 12.4% of total revenue for the year ended June 30, 1996 to 13.6% of total revenue for the year ended

June 30, 1997, reflecting the effect of the acquisition of ambulance service providers operating in markets with a greater mix of "911" emergency activity.

     Depreciation increased $2.3 million, or 23.5%, from $9.8 million for the year ended June 30, 1996 to $12.1 million for the year ended June 30, 1997, primarily due to increased property and equipment from recent acquisition activity.

     Amortization of intangibles increased by $1.1 million, or 30.6%, from $3.6 million for the year ended June 30, 1996 to $4.7 million for the year ended June 30, 1997. This increase was the result of increased intangible assets caused by recent acquisition activity. Amortization of intangibles increased from 1.4% of total revenue for the year ended June 30, 1996 to 1.5% for the year ended June 30, 1997.

     Other operating expenses increased $9.2 million, or 20.1%, from $45.7 million for the year ended June 30, 1996 to $54.9 million for the year ended June 30, 1997, primarily as a result of increased expenses associated with the operation of the nineteen companies acquired during fiscal 1997. Other operating expenses decreased from 18.3% of total revenue for the year ended June 30, 1996 to 17.1% of total revenue for the year ended June 30, 1997 as a result of operational efficiencies.

     The Company recorded a $6.0 million non-recurring pre-tax charge for the year ended June 30, 1997. Included in this amount was an allowance of $3.2 million related to an unprofitable ambulance service contract. Also included was a restructuring charge of $2.8 million relating to the integration of ambulance company acquisitions. The charge consists primarily of severance costs and other costs related to the elimination of redundant functions. Management expects the integration to be completed during fiscal 1998.

     Interest expense increased by $0.6 million, or 11.8%, from $5.1 million for the year ended June 30, 1996 to $5.7 million for the year ended June 30, 1997. This increase was caused by higher debt balances, reflecting increased borrowings on the Company's revolving credit facility.

     The Company's effective tax rate increased from 41.1% for the year ended June 30, 1996 to 42.4% for the year ended June 30, 1997, primarily the result of a higher percentage of the Company's taxable income being generated in higher tax rate states and the effect of nondeductible goodwill generated in connection with the acquisition of certain ambulance service providers.

YEAR ENDED JUNE 30, 1995 COMPARED TO YEAR ENDED JUNE 30, 1996

Revenue

     Total revenue increased $78.7 million, or 45.9%, from $171.6 million for the year ended June 30, 1995 to $250.3 million for the year ended June 30, 1996. Approximately $56.1 million of this increase resulted from the acquisition of ambulance service providers during fiscal 1996. Fire protection services revenue increased by $6.5 million, and other revenue increased by $2.4 million.

     Total ambulance transports increased by 241,000, or 51.4%, from 469,000 for the year ended June 30, 1995 to 710,000 for the year ended June 30, 1996. The acquisition of sixteen ambulance service companies during fiscal 1996 accounted for 227,000 of these additional transports.

     Fire protection services revenue increased due to rate increases for fire protection services and greater utilization of the Company's services under fee-for-service arrangements. The increase also resulted from the acquisition of a fire protection service company during the first quarter of fiscal 1996 and revenue generated from new fire protection contracts awarded to the Company through competitive bidding.

Operating Expenses

     Payroll and employee benefit expenses increased $44.6 million, or 49.1%, from $90.8 million for the year ended June 30, 1995 to $135.4 million for the year ended June 30, 1996. This increase was primarily due to the acquisition of eighteen companies during fiscal 1996.

     Provision for doubtful accounts increased $8.7 million, or 39.0%, from $22.3 million for the year ended June 30, 1995 to $31.0 million for the year ended June 30, 1996. Provision for doubtful accounts decreased from 13.0% of total revenue for the year ended June 30, 1995 to 12.4% of total revenue for the year ended June 30, 1996, reflecting the effect of the acquisition of ambulance service providers operating in markets with higher receivable collections as a result of a greater mix of general transport activity.

     Depreciation increased $3.1 million, or 46.3%, from $6.7 million for the year ended June 30, 1995 to $9.8 million for the year ended June 30, 1996, primarily due to increased property and equipment from recent acquisition activity.

     Amortization of intangibles increased by $1.5 million, or 71.4%, from $2.1 million for the year ended June 30, 1995 to $3.6 million for the year ended June 30, 1996. This increase was the result of increased intangible assets caused by recent acquisition activity. Amortization of intangibles increased from 1.2% of total revenue for the year ended June 30, 1995 to 1.4% for the year ended June 30, 1996.

     Other operating expenses increased $11.9 million, or 35.2%, from $33.8 million for the year ended June 30, 1995 to $45.7 million for the year ended June 30, 1996, primarily as a result of increased expenses associated with the operation of the eighteen companies acquired during fiscal 1996. Other operating expenses decreased from 19.7% of total revenue for the year ended June 30, 1995 to 18.3% of total revenue for the year ended June 30, 1996 as a result of operational efficiencies.

     Interest expense increased by $2.0 million, or 64.5%, from $3.1 million for the year ended June 30, 1995 to $5.1 million for the year ended June 30, 1996. This increase was caused by higher debt balances, reflecting increased borrowings on the Company's revolving credit facility.

     The Company's effective tax rate increased from 41.0% for the year ended June 30, 1995 to 41.1% for the year ended June 30, 1996, primarily the result of a higher percentage of the Company's taxable income being generated in higher tax rate states and the effect of nondeductible goodwill generated in connection with the acquisition of certain ambulance service providers. This increase was partially offset by tax planning strategies implemented by the Company during fiscal 1996.

SEASONALITY AND QUARTERLY RESULTS

     The following table reflects certain selected unaudited quarterly operating results for each quarter of fiscal 1997 and 1996. The operating results of any quarter are not necessarily indicative of results of any future period.

                                       SEPT. 30,   DEC. 31,   MAR. 31,    JUNE 30,    SEPT. 30,   DEC. 31,   MAR. 31,    JUNE 30,
                                         1995        1995       1996        1996        1996        1996       1997        1997
                                       ---------   --------   ---------   ---------   ---------   --------   ---------   --------
                                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenue:
  Ambulance service..................   $43,404    $48,053     $51,789     $53,955     $59,028    $62,465     $69,161    $66,834
  Fire protection....................     9,255      9,435       9,813      10,267      10,305     10,349      10,551     10,958
  Other revenue......................     3,104      3,351       3,382       4,455       4,661      4,716       5,209      5,568
                                        -------    -------     -------     -------     -------    -------     -------    -------
  Total revenue......................    55,763     60,839      64,984      68,677      73,994     77,530      84,921     83,360
  Operating Income...................     4,814      5,339       6,775       7,736       6,592      7,474       9,500      4,238
  Net Income.........................     2,102      2,396       2,989       4,025       3,299      3,771       4,675        975
Earnings per common stock and common
  stock equivalent:                     $  0.23    $  0.25     $  0.31     $  0.35     $  0.28    $  0.31     $  0.38    $  0.08
                                        =======    =======     =======     =======     =======    =======     =======    =======

     The Company has historically experienced, and expects to continue to experience, moderate seasonality in quarterly operating results. This seasonality has resulted from a number of factors, including relatively higher second and third fiscal quarter demand for transport services in the Company's Arizona and Florida regions resulting from the greater winter populations in those regions. The effect of the acquisition of ambulance service providers in the northeastern and midwestern regions of the United States has reduced, and will continue to reduce, the overall seasonality in operating results.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, the Company has financed its cash requirements principally through cash flow from operating activities, term and revolving indebtedness, capital equipment lease financing, and the sale of stock through an initial public offering in July 1993, generating net proceeds of approximately $19.5 million, and subsequent public stock offering in May 1994 and April 1996, generating net proceeds of approximately $17.4 million and $34.8 million, respectively.

     During the year ended June 30, 1997, the Company used $11.1 million in cash flow from operations compared with $1.4 million provided by operations in the preceding year, due primarily to increases in accounts receivable, inventories and prepaid expenses and decreases in accounts payable and accrued liabilities.

     During September 1995, the Company funded a fully underwritten credit agreement for a $125.0 million revolving credit facility. The Company used the proceeds from the facility to repay the Company's then existing revolving credit facility and its notes payable. Costs previously deferred related to certain indebtedness resulted in an extraordinary charge to earnings of $693,000, net of a $480,000 tax benefit, or $.08 per share in the year ended June 30, 1995. In May 1997, the credit agreement was increased from $125.0 million to $175.0 million. Approximately $134.0 million was outstanding on the credit facility at June 30, 1997. This six-year revolving credit facility is priced at the prime rate or a LIBOR-based rate. The LIBOR-based rates range from LIBOR plus 0.75% to LIBOR plus 1.75% depending upon the Company meeting certain financial covenants. Beginning September 30, 1999, the amount available under the facility begins to reduce at three-month intervals until the termination date at September 30, 2001. The facility is collateralized by the Company's accounts and notes receivable, common stock of its subsidiaries and partnership interests. At September 26, 1997, borrowings on the revolving credit facility were approximately $150.0 million. At June 30, 1997, the Company had approximately $37.0 million available under the revolving credit facility.

     Exclusive of payments on the revolving credit facility, the Company repaid $21.3 million of notes payable and capital lease obligations during the year ended June 30, 1997 and $20.3 million during the year ended June 30, 1996. Capital expenditures were $23.9 million during the year ended June 30, 1997 compared to $18.2 million during the prior year, of which $2.0 million was financed through capital lease obligations in the year ended June 30, 1996.

     During the year ended June 30, 1997, the Company purchased either all of the issued and outstanding stock or certain of the assets of nineteen companies operating in Arizona, Arkansas, Georgia, Indiana, Kentucky, New York, Ohio, Pennsylvania and Ontario, Canada. The combined purchase price was $82.6 million. The Company paid cash of $35.5 million, issued notes payable to sellers totaling $4.5 million, issued 1.2 million shares of common stock to sellers (361,970 shares were related to pooling-of-interests transactions and the remaining shares were valued at $18.7 million), and assumed $23.9 million of liabilities. The Company funded the cash portion of the acquisitions through operating cash flow and from the Company's revolving credit facility.

     Subsequent to June 30, 1997 the Company purchased either all the issued and outstanding stock or certain assets of four ambulance service providers with operations in Alabama, Georgia, Mississippi, New Jersey, New York and Tennessee. The combined purchase price of the operations accounted for as purchases was $6.1 million. The Company paid cash of $3.7 million, issued notes payable to sellers of $1.2 million and assumed $1.2 million of liabilities. The Company issued 641,009 shares related to two of the acquisitions which were recorded as pooling-of-interests transactions.

     The Company expects that existing working capital, together with cash flow from operations and additional borrowing capacity, will be sufficient to meet its operating and capital needs for existing operations for the twelve months subsequent to June 30, 1997. The Company is engaged in an active acquisition program. The Company intends to fund any acquisitions that it consummates through the use of cash from operations, credit facilities, seller notes payable and the issuance of common stock. In addition, the Company may seek to raise additional capital through public or private debt or equity financings. The availability of these capital sources will depend upon prevailing market conditions, interest rates and the financial condition of the Company.

                                    BUSINESS

INTRODUCTION

     The Company provides "911" emergency and general transport ambulance services, fire protection services, and other safety and health care related services to municipal, residential, commercial, and industrial customers. The Company believes that it is the only multi-state provider of both ambulance and fire protection services in the United States and that it ranks as one of the largest private-sector providers of ambulance services and fire protection services in the world. The Company currently serves over 350 communities in 21 states, Canada, and Latin America. Ambulance services and fire protection services accounted for approximately 81% and 13%, respectively, of the Company's revenue for the fiscal year ended June 30, 1997.

     Founded in 1948, the Company has been instrumental in the development of protocols and policies applicable to the emergency services industry. The Company has grown significantly since the late 1970s both through internal growth and through acquisitions. To manage this growth, the Company invested in the development of management and operational systems that have resulted in productivity gains and increased profitability. The Company believes its current systems and controls position it to continue its growth internally as well as through acquisitions and enable it to operate profitably in both large and small communities. The Company completed eight acquisitions in the fiscal year ended June 30, 1994, 11 acquisitions in the fiscal year ended June 30, 1995, 18 acquisitions in the fiscal year ended June 30, 1996, and 19 acquisitions in the fiscal year ended June 30, 1997.

     Based on generally available industry data, it is estimated that annual expenditures for ambulance services in the United States are between $4 billion and $7 billion. Various factors, including the growth and aging of the population, and trends towards the use of outpatient services and specialized treatment facilities in an effort to contain health care costs have increased the demand for ambulance services. At the same time, industry factors have increased the standards of pre-hospital emergency care and have required faster ambulance response times, increasing the capital and technological resources necessary to provide higher levels of service. These factors, combined with the historically fragmented nature of the ambulance service industry, are contributing to consolidation within the industry.

     Market-driven forces changing the health care industry are impacting the ambulance industry as well. The Company believes the trend toward managed care and away from fee-for-service arrangements is furthering industry consolidation. The move to managed care benefits larger ambulance services providers, which can service a larger portion of a managed care provider's needs. This allows the managed care provider to reduce its number of suppliers, cutting administrative costs and allowing them to negotiate more favorable rates.

     Volunteer fire departments, tax-supported fire districts, and municipal fire departments constitute the primary providers of fire protection services in the United States. Because emergency medical response represents a significant portion of fire response activity within many fire departments, the Company believes that its ambulance and fire protection services operations are complementary. The Company believes that its integration of such services can provide operating economies, optimal coordination of the delivery of services, efficiencies in the use of personnel and equipment, and enhanced levels of service, especially in lower-utilization communities. Additionally, a variety of economic pressures on the public sector may increase opportunities for privatization and public/private partnerships in fire protection services.

INDUSTRY CONSIDERATIONS

     Public-sector entities, private companies, hospitals, and volunteer organizations provide ambulance services. Public-sector entities often serve as the first responder to requests for such emergency ambulance services and often provide emergency ambulance transport. When the public sector serves as first responder, private companies often serve as the second responder and support the first responder as needed. The private sector provides the majority of general ambulance services. It is estimated that the ambulance service industry includes more than 10,000 providers of service, 2,000 or more of which are private. Most commercial providers are small companies serving one or a limited number of markets. Several multi-state providers, including the

Company, have emerged through the acquisition and consolidation of smaller ambulance service providers in recent years.

     The growth in ambulance service expenditures has resulted from both an increase in the number of transports and an increase in the average expenditures per transport. The growth and aging of the population, the greater use of outpatient care facilities and home care in response to health care cost containment efforts, and increased patient travel between specialized treatment health care facilities have increased the demand for emergency medical services and general ambulance services. The increased availability of "911" emergency service, the impact of educational programs on its use, and the practice of some members of the population of utilizing a hospital's emergency room as the source of their primary medical care also have increased the number of ambulance transports. Industry considerations require ambulance service providers to acquire more sophisticated emergency medical, dispatch, and communications equipment, hire more highly trained personnel, and develop more sophisticated dispatch and management systems to satisfy the faster response time and higher quality of medical care assurance criteria required by municipalities and fire districts for emergency ambulance services. Average expenditures per ambulance transport have increased as a result of the additional costs to meet these requirements. These requirements, combined with the fragmented nature of the industry, are contributing to consolidation within the industry. Service providers that do not have the financial or management resources to meet the requirements for higher levels of service are candidates for acquisition.

     Market reform continues to reshape the health care delivery system, with a shift from fee-for-service providers to managed care providers. Managed care providers are focusing on cost containment measures while seeking to provide the most appropriate level of service at the most appropriate treatment facility. While ambulances typically transport patients to the nearest treatment facility, managed care providers are attempting to manage hospital utilization by working with ambulance service providers to ensure transport of patients to affiliated facilities and avoid unnecessary inter-facility transports. For non-life threatening medical emergencies, managed care providers are beginning to explore programs where plan members are encouraged to call the provider. Under this program, a nurse will answer the call, analyze the medical situation, and determine the best course of action and mode of transport. In an emergency situation, an advanced life support ambulance will be dispatched. In certain cases, patients could receive the required treatment level with a less costly basic life support ambulance. However, to manage such a system, the managed care provider must contract with an ambulance service provider that has the mix of vehicles and geographic scope to cover the entire region served by the managed care provider and can provide call center services.

     Based on the Company's experience, the Company believes that its ambulance and fire protection services are complementary. Municipal fire departments, tax-supported fire districts, and volunteer fire departments constitute the principal providers of fire protection services in the United States. In most of the communities served by municipal fire departments and tax-supported fire districts, the fire department is the first to respond to a call for emergency medical services. Approximately 27,000 volunteer fire departments, covering approximately 40% of the United States population, operate throughout the United States. Volunteer fire departments range from departments comprised entirely of volunteer personnel to departments that utilize one or more paid personnel located at each station supplemented by volunteers who proceed directly to the fire scene. In addition to providing fire protection services to municipalities and tax-supported fire districts, the private sector also provides fire protection services to industrial complexes, including airports, large industrial and petrochemical plants, power plants, and other large self-contained facilities.

STRATEGY

     The Company's strategy is to enhance its position as a leading provider of emergency services in the United States and in other countries. Key elements of this strategy include the acquisition of ambulance service providers, increased marketing efforts aimed at the needs of the public sector and health care providers, expansion of fire protection services, integration of ambulance and fire protection operations, and improved productivity. The Company seeks to utilize key business competencies in communications and in logistics management to expand service offerings to customers and to seek new potential customers through key business alliances, joint ventures, or other strategic business arrangements.

     Acquisition of Ambulance Service Providers

     The Company seeks acquisitions that enable it to establish new service areas both domestically and internationally and acquisitions that enable it to expand its operations within its existing service areas. The Company believes that the fragmented nature of the industry, combined with the lack of capital and limited management systems that characterize many providers, continues to provide an opportunity for the Company to acquire additional ambulance service providers, including not-for-profit hospital-owned providers, that would benefit from its management and operational systems, resulting in productivity gains and enhanced levels of service.

     The Company considers a number of factors in evaluating a proposed acquisition candidate, including the quality of its management and medical personnel, its historical operating results and future earnings potential, the size and anticipated growth of its market, its relative position within that market, and the competition to be encountered in such market. The Company pays special attention to those potential service areas in which it can achieve maximum productivity by achieving market leadership over a regional area, by utilizing its ambulances to provide both "911" emergency and general ambulance services, and by integrating ambulance services with fire protection services. The Company continues to build its regional operations, which better position the Company to serve the developing managed care customer base.

     Increased Marketing Efforts Aimed at the Needs of the Public Sector and Health Care Providers

     In addition to expansion through acquisitions, the Company plans to expand its general ambulance services through increased marketing efforts to hospitals, health maintenance organizations, and other health care providers and its emergency ambulance services through the pursuit of new contracts and alliances with municipalities and fire districts. These efforts will focus on the increased demand for emergency ambulance services caused by various factors, including the growth and aging of the population, as well as on the increased use of general ambulance services caused in part by increases in home health care, patient travel between specialized health care facilities, and increased requirements for transport to specific facilities operated by managed care providers. The Company intends to respond to the needs of managed care providers by delivering high quality, efficient, cost-effective services and the ability to transport patients to the most appropriate treatment facility, particularly in those geographic areas in which it has been able to achieve market leadership. The Company intends to develop and offer innovative value-added services to health care providers, such as access to a medical call center, to better serve the demand management, telephone triage, and medical transport needs of the managed care market. The Company believes that its communications and logistics expertise will enable it to offer services that will improve the responsiveness and cost-effectiveness of health care services in a managed care environment. The Company expects to pursue alliances with health care providers through the pursuit of service contracts, the development of relationships, and through acquisitions of health care and safety related providers, which would provide opportunities for the Company to integrate its services with such other service providers. In addition, the Company will continue to seek to enter into public/private alliances to compete for new business.

     Expansion of Fire Protection Services

     The Company plans to continue its efforts to expand its fire protection services into areas not currently served. In seeking to expand its fire protection services, the Company plans to emphasize the benefits of its services in terms of lower per capita fire service costs, reduced insurance rates, and lower loss of life and property resulting from its extensive experience, its fire prevention initiatives, its management and operational systems, and its system utilizing full-time fire fighters and part-time reservists. The Company's strategy includes efforts to provide service to businesses and residences in newly developed communities that have not yet arranged for fire protection services as well as in areas served by volunteer fire departments and tax-supported fire districts. The Company plans to respond to the economic pressures on the public sector to reduce taxes and expenditures for emergency services by offering the opportunity for the establishment of public/private alliances with fire districts and municipalities. The Company also intends to pursue opportunities to provide fire protection services to large industrial complexes, including airports, large industrial and petrochemical plants, power plants, and other self-contained facilities.

     Integration of Ambulance and Fire Protection Services

     Building upon the Company's successful integration of ambulance and fire services under its contract with the City of Scottsdale, the Company plans to continue the integration of its fire and ambulance services in certain of its service areas and to pursue opportunities to provide integrated services in new service areas. The Company believes that its integration of such services can provide operating economies, optimal coordination of the delivery of services, efficiencies in the use of personnel and equipment, and enhanced levels of service, especially in lower-utilization communities.

     Productivity Improvement and Enhancement

     The Company intends to utilize its management and operational systems to achieve enhanced productivity and profitability in its existing operations and in acquired operations. The centralization of key management and operating systems permits the Company to achieve economies of scale at both the operational and corporate levels.

     The Company believes that the achievement of its goal of establishing market leadership in its various service areas (through initial acquisitions, follow-on acquisitions, alliances, and internal growth) will enable it to continue to improve its productivity in those areas by enabling it to more efficiently utilize its equipment and personnel, to better serve large regional health care providers, and to more effectively market its services. In certain cases, follow-on acquisitions in existing service areas enable the Company to enhance its productivity in that service area to an extent greater than the size of the acquisition itself.

CURRENT SERVICE AREAS

     The Company provides its services in over 350 communities in the following 21 states, Canada, and Latin America:

Alabama                            Iowa                               Ohio
Arizona                            Kentucky                           Oregon
Arkansas                           Louisiana                          Pennsylvania
California                         Mississippi                        South Carolina
Florida                            Nebraska                           South Dakota
Georgia                            New Jersey                         Tennessee
Indiana                            New York                           Texas

     The Company provides ambulance services in 19 states and Canada primarily under the names Rural/Metro Ambulance and Rural/Metro Medical Services and under the name Southwest Ambulance in some areas of Arizona. The Company may operate under other names depending upon local statutes or contractual agreements. The Company generally provides its ambulance services pursuant to a contract or certificate of necessity on an exclusive or nonexclusive basis. It provides "911" emergency ambulance services primarily pursuant to contracts or as a result of providing fire protection services. Ambulance service contracts in some service areas provide for the payment of a subsidy to the Company.

     In some service areas, the Company is the only provider of both emergency and general ambulance services. In other service areas, the Company competes for general ambulance services. In all service areas, the Company responds to "911" emergency calls if requested by a municipality or fire district, even in the absence of a contract.

     The Company provides fire protection services under the name Rural/Metro Fire Department in six states and in Latin America. Fire protection services are provided pursuant to master contracts or on a subscription basis.

AMBULANCE SERVICES

Emergency Medical Services

     The Company generally provides emergency medical ambulance services pursuant to contracts with counties, fire districts, and municipalities. These contracts typically appoint the Company as the exclusive provider of "911" emergency ambulance services in designated service areas and require the Company to respond to every "911" emergency medical call in those areas. The Company responds to virtually all "911" calls with advanced life support ("ALS") ambulance units. The Company staffs its ALS ambulance units with two paramedics or one paramedic and an emergency medical technician ("EMT") and equips such units with ALS equipment (such as cardiac monitors, defibrillators, and oxygen delivery systems) as well as pharmaceuticals and medical supplies.

     Upon arrival at an emergency, the ALS crew members deploy portable life support equipment, ascertain the patient's medical condition and, if required, begin life support techniques and procedures that may include airway intubation, cardiac monitoring, defibrillation of cardiac arrhythmias, and the administration of medications and intravenous solutions. The crew also may perform basic life support ("BLS") services which include basic airway management, hemorrhage control, stabilization of fractures, emergency childbirth, and basic vehicle extrication. As soon as medically appropriate, the patient is placed on a portable gurney and carried into the ambulance. While a paramedic monitors and treats the patient, the other crew member drives the ambulance to a hospital designated either by the patient or the applicable medical protocol. En route, the ALS crew alerts the hospital regarding the patient's medical condition, and if necessary, the attending paramedic seeks advice from a hospital emergency room physician as to treatment. Upon arrival at the hospital, the patient generally is taken to the emergency room.

General Ambulance Services

     The Company provides general ambulance services to patients requiring either advanced or basic levels of medical supervision during transfer to and from residences and health care facilities. These services may be provided when a home-bound patient requires examination or treatment at a health care facility or when a hospital inpatient requires tests or treatments (such as MRI testing, CAT scans, dialysis, or chemotherapy treatment) available at another facility. The Company utilizes ALS or BLS ambulance units to provide general ambulance services depending on the patient's needs and the proximity of available units. The Company staffs its BLS ambulance units with two EMTs and equips such units with medical supplies and equipment necessary to administer first aid and basic medical treatment.

     The Company also provides critical care transport services to medically unstable patients (such as cardiac patients and neonatal patients) who require critical care while being transported between health care facilities. Critical care services differ from ALS services in that the ambulance may be equipped with additional medical equipment and may be staffed by a medical specialist provided by the Company or by a health care facility to attend to a patient's special medical needs.

     In addition to ambulance services, the Company provides non-medical transportation for the handicapped and certain non-ambulatory persons in certain service areas. Such transportation generally takes place between residences or nursing homes and hospitals or other health care facilities. In providing this service, the Company utilizes vans that contain hydraulic wheelchair lifts or ramps operated by drivers who generally are trained in cardiopulmonary resuscitation ("CPR").

     The Company provides general ambulance services, critical care transports, and nonmedical transportation services pursuant to contracts with governmental agencies, health care facilities, or at the request of a patient. Such services may be scheduled in advance or provided on an as needed basis. Contracts with managed care providers provide for reimbursement on a per transport basis or on a "capitated" basis under which the Company receives a fixed fee per person per month. The Company currently has a contract to provide non-emergency ambulance transportation for Aetna Health Plan of Ohio's 550,000 managed care plan members on a fee-for-service basis. The contract may evolve into a capitated format after the service utilization patterns are firmly established.

Medical Personnel and Quality Assurance

     Paramedics and EMTs must be state certified in order to transport patients and to perform emergency care services. Certification as an EMT requires completion of a minimum of 164 hours of training in a program designated by the United States Department of Transportation and supervised by state authorities. EMTs also may complete advanced training courses to become certified to provide certain additional emergency care services, such as administration of intravenous fluids and advanced airway management. In addition to completion of the EMT training program, the certification as a paramedic requires the completion of more than 800 hours of training in advanced patient care assessment, pharmacology, cardiology, and clinical and field skills. Many of the paramedics currently employed by the Company served as EMTs for the Company prior to their certification as paramedics.

     Local physician advisory boards develop medical protocols to be followed by paramedics and EMTs in a service area. In addition, instructions are conveyed on a case-by-case basis through direct communications between the ambulance crew and hospital emergency room physicians during the administration of advanced life support procedures. Both paramedics and EMTs must complete continuing education programs and, in some cases, state supervised refresher training examinations to maintain their certifications. Certification and continuing education requirements for paramedics and EMTs vary among states and counties.

     The Company maintains a commitment to provide high quality pre-hospital emergency medical care. In each location in which the Company provides services, a medical director, who usually is a physician associated with a hospital the Company serves, monitors adherence to medical protocol and conducts periodic audits of the care provided. In addition, the Company holds retrospective care audits with its employees to evaluate compliance with medical and performance standards.

     The Company was one of the first ambulance service providers to obtain accreditation for many of its larger ambulance operations from the Commission on Accreditation of Ambulance Services, a joint program between the American Ambulance Association and the American College of Emergency Physicians. The process is voluntary and evaluates numerous qualitative factors in the delivery of services. The Company believes municipalities and managed care providers will consider accreditation as one of the criteria in awarding contracts in the future.

FIRE PROTECTION SERVICES

     Fire protection services consist primarily of fire prevention and fire suppression. Other fire protection related activities include hazardous material containment, underwater search and recovery, mountain and confined space rescue, and public education. The Company provides various levels of fire protection services ranging from fire stations that are fully staffed 24 hours per day to reserve stations. The Company generally provides its services to municipalities and other governmental bodies pursuant to master contracts and to residences, commercial establishments, and industrial complexes pursuant to subscription fee and other fee-for-service arrangements. Federal and state governments contract with the Company from time to time to suppress forest fires or wildfires on government lands.

     The Company has placed fire prevention and education in the forefront of its fire protection services and has developed a comprehensive program to prevent and minimize fires rather than emphasizing a standing army to respond to fires that occur. The Company believes that effective fire protection requires the intensive training of personnel, the effective utilization of fire equipment, the establishment of effective communication centers for the receipt of emergency calls and the dispatch of equipment and personnel, the establishment and enforcement of strict fire codes, and community educational efforts.

     The Company seeks to provide quality fire protection services at reduced costs. The Company believes that it provides fire protection services at a cost significantly lower than the national average as a result of its emphasis on fire prevention, its advanced systems, and its use of a combination of full-time fire fighters and part-time reservists. Based upon generally available industry data, the Company believes that fire loss per capita in the areas serviced by the Company has been substantially less than the national average.

Fire Protection Personnel

     The Company's ability to provide its fire protection services at relatively low costs results from its efficient use of personnel in addition to its fire prevention efforts. Typically, personnel costs represent more than two-thirds of the cost of providing fire protection services. The Company has been able to reduce its labor costs through a system that utilizes full-time firefighters complemented by paid part-time reservists as well as a modified every other day shift schedule. By using trained reservists on an as needed basis, the Company has the ability to supplement full-time fire fighters on a cost-effective basis. Reservists comprise approximately 45% of the Company's operational work force.

     All full-time and reservist firefighters undergo extensive training, which exceed the standards recommended by the National Fire Protection Association ("NFPA"), and must qualify for state certification before being eligible for full-time employment by the Company. Since approximately 70% to 80% of the Company's fire response activity consists of emergency medical response, all of the Company's firefighters are trained EMTs and an increasing number of its firefighters are paramedics. Ongoing training includes instruction in new fire service tactics and fire fighting techniques as well as continual physical conditioning.

Fire Response

     An alarm typically results in the dispatch of one or more engine companies (each of which consists of an engine and two to four firefighters, including a captain), a fire chief, and such other equipment as circumstances warrant. The amount of equipment and personnel depends upon the type, location, and severity of the incident. The Company generally responds to emergency medical calls and small fires (such as grass or dumpster fires not involving the risk of spreading) with a single engine staffed by two firefighters. The

Company utilizes its dispatch capabilities to reposition equipment and firefighters to maximize the availability and use of resources in a cost-effective manner.

Fire Prevention

     The Company believes that fire prevention programs result in both lower fire loss and significant overall cost savings. The Company's fire prevention programs include advice and recommendations for and the encouragement of various fire prevention methods, including fire code design, building design to inhibit the spread of fire, the design of automatic fire suppression sprinklers, fire detector and smoke detector installations, the design of monitoring and alarm systems, the placement and inspection of fire hydrants, fire code inspection and enforcement, and the determination of fire cause and origin in arson suspected fires. In addition, the Company's personnel perform community education programs designed to reduce the risk of fire and increase the Company's community profile.

     The Company believes that its long standing public/private relationship with the City of Scottsdale provides an example of an effective, cost-efficient fire protection program. The Scottsdale program emphasizes the Company's philosophy of fire prevention. With the cooperation and assistance of the Company, the City of Scottsdale has designed comprehensive fire prevention measures, including fire codes, inspections, and sprinkler and smoke detector ordinances. The Company believes that as a result of strict fire codes, the enactment of a sprinkler ordinance, and the effectiveness of the services provided by the Company, Scottsdale's per capita cost for fire protection is 46% lower than the national average and that its per capita fire loss is more than 200% less than the national average.

INDUSTRIAL FIRE PROTECTION SERVICES

     The Company continues to seek opportunities to provide fire protection services to large industrial complexes, such as airports, large industrial and petrochemical plants, power plants, and other self-contained facilities. During 1996, the Company signed a three-year contract to provide firefighting and hazardous materials response services to the Heath-Newark-Licking County Airport Authority, located outside Columbus, Ohio and a four-year contract to provide crash/rescue firefighting services at the Lafayette Regional Airport in Lafayette, Louisiana. In 1997, the Company entered into a five-year contract to provide crash/rescue firefighting services to three airports in Bolivia. The Company intends to pursue similar contracts domestically and internationally.

FIRE TRAINING SERVICES AND PROTECTION SERVICES

     The Company has instituted industrial fire training services and protection services and provides sophisticated training for industrial, professional, and specialized firefighters using live burn training to simulate realistic firefighting situations. The training permits fire brigade and emergency response teams to meet increased federal training requirements, the Occupational Safety and Health Act ("OSHA"), and other regulatory requirements for work place safety and on-site response teams.

     The Company anticipates that its training services to industrial, petrochemical, and other large private concerns will enhance its ability to enter into contractual relationships to provide fire protection, security, and other safety related services to these concerns and permit the complexes to replace their fire brigades with professional firefighters and emergency response teams. These activities have not resulted in significant revenue to date. The combination of fire protection services with security services in large industrial complexes has the potential to provide for greater efficiency and utilization in the delivery of such services and to result in greatly reduced cost to the industrial complexes for such services.

     The Company utilizes its communications centers for home security, home fire alarm monitoring and personal emergency response systems monitoring to complement the emergency services it offers. The Company believes protection services can be integrated with fire protection and ambulance services for optimal efficiency and maximum cost-effectiveness. In August 1997, the Company commenced a five-year contract to monitor global positioning satellite tracking systems in vehicles.

MANAGEMENT SYSTEMS

     The Company utilizes sophisticated management systems, which it believes enhance the productivity and profitability of the Company's existing operations and enable it to enhance the productivity and profitability of acquired operations. These systems permit the Company to achieve economies of scale at the local operational level through the proper utilization of personnel and equipment and at the corporate level through centralized systems for billings, collections, purchasing, accounting, cash management, human resources, risk management, and third-party reimbursement.

     The Company has developed measurement systems that permit management to monitor the performance level of each operation on a continual basis. The Company's centralized management and information systems permit managers to direct their attention primarily to operations. The systems include centralized billings and collections procedures that provide for more efficient tracking and collection of accounts receivable. Centralized purchasing permits the Company to achieve significant discounts in the purchase of equipment and supplies through a Company-developed catalogue from which managers select items needed for their operations. Centralized third-party reimbursement allows the Company to maximize the utilization of its expertise in Medicare, Medicaid, and other third-party payor reimbursement programs and to ensure the most favorable classification for all of the Company's operations under such programs.

     The Company believes its investment in management systems and its effective use of such systems represent key components in its success. The Company's financial reporting system facilitates the Company's successful integration of acquired companies. The Company is committed to an ongoing enhancement of its systems to provide productive, timely information, and effective controls and believes that its management systems have the capability to support sustained long-term growth.

HUMAN RESOURCES

     The Company strives to maximize the operational autonomy of its managers. Managers receive extensive training in the use of management systems, customer service, and supervisory practices. The Company's centralized human resources division increases the Company's ability to assign the most appropriate personnel for a position within any given operation and to reassign personnel as necessary to meet operational needs. The human resources department participates in all areas of training, career development, and succession planning of employees and assesses the Company's personnel needs.

DISPATCH AND COMMUNICATIONS

     The Company uses system status plans and flexible deployment systems to position its ambulances within a designated service area because effective fleet deployment represents a key factor in reducing response time and increasing efficient use of resources. In certain service areas with a large volume of calls, the Company analyzes data on traffic patterns, demographics, usage frequency, and similar factors with the aid of computers to help it determine optimal ambulance deployment and selection. The center that controls the deployment and dispatch of ambulances in response to calls for ambulance service may be owned and operated either by the applicable county or municipality or by the Company itself. Each control center utilizes computer hardware and software and sophisticated communications equipment and maintains responsibility for fleet deployment and utilization 24 hours a day, seven days a week.

     Depending on the emergency medical dispatch system used in a designated service area, the public authority that receives "911" emergency medical calls either dispatches the Company's ambulances directly from the public control center or communicates information regarding the location and type of medical emergency to the Company's control center which in turn dispatches ambulances to the scene. In most service areas, the Company's control center receives the calls from the police after the police have determined the call is for emergency medical services. When the Company receives the "911" call, it dispatches one or more ambulances directly from its control center while the call taker communicates with the caller. All call takers and dispatchers are trained EMTs with additional training that enables them to instruct a caller about applicable pre-arrival emergency medical procedures, if necessary. In the Company's larger control centers, a computer assists the dispatcher by analyzing a number of factors, such as time of day, ambulance location, and historical traffic patterns, in order to recommend optimal ambulance selection. In all cases, a dispatcher selects and dispatches the ambulance. While the ambulance is en route to the scene, the ambulance receives information concerning the patient's condition prior to the ambulance's arrival at the scene.

     The Company's communication systems allow the ambulance crew to communicate directly with the destination hospital to alert hospital medical personnel of the arrival of the patient and the patient's condition and to receive instructions directly from emergency room personnel on specific pre-hospital medical treatment. These systems also facilitate close and direct coordination with other emergency service providers, such as the appropriate police and fire departments, that also may be responding to a call.

     Deployment and dispatch also represent important factors in providing non-emergency ambulance services. The Company implements system status plans for these services designed to assure appropriate response times to non-emergency calls. The Company intends to establish call centers that will enable it to implement demand management strategies for health care providers. Through its strategic alliance with National Health Enhancement Systems, Inc., the Company is working to develop a demand management system that integrates medical protocols with the Company's logistics and "911" based communications expertise. By combining telephone triage and medical transport services, the Company can improve the responsiveness and cost-effectiveness of health care delivery in a managed care system. Managed care providers could encourage their plan members to contact a call center in non-life threatening emergencies. The call centers are staffed by nurses who use medical protocols to analyze and triage the medical situation and determine the best mode of transport. In non-emergency situations, the call centers could dispatch a BLS ambulance rather than a more expensive ALS ambulance. The call center can also direct the ambulance to transport the patient to an affiliated facility specified by the managed care center rather than to a non-member facility or a hospital emergency room, thereby further reducing costs for the provider.

     The Company utilizes communication centers in its fire protection activities for the receipt of fire alarms and the dispatch of equipment and personnel that are the same as or similar to those maintained for its ambulance services. Response time represents an important criteria in the effectiveness of fire suppression. Depending upon the area served, the Company's response time from the receipt of a call to the arrival on the scene generally varies from 4 to 15 minutes. Response times depend on the level of protection sought by the Company's customers in terms of fire station spacing, the size of the service area covered, and the amount of equipment and personnel dedicated to fire protection.

BILLINGS AND COLLECTIONS

     The Company currently maintains 13 billing and payment processing centers and a centralized billing and collection system at its headquarters in Arizona. Invoices are generated at the regional level, and the account is processed by the centralized system only if payment is not received in a timely manner. Customer service is directed from each of the regional centers.

     The Company derives a substantial portion of its ambulance fee collections from reimbursement by third-party payors, including payments under Medicare, Medicaid, and private insurance programs, typically invoicing and collecting payments directly to and from those third-party payors. The Company also collects payments directly from patients, including payments under deductible and co-insurance provisions and otherwise. During fiscal 1995, 1996, and 1997, the Company derived approximately 33%, 27%, and 26%, respectively, of its net ambulance fee collections from Medicare, 12%, 11%, and 10%, respectively, from Medicaid, 40%, 41%, and 38%, respectively, from private insurers (including prepaid health plans and other non-government sources), and 15%, 21%, and 26%, respectively, directly from patients. Companies in the ambulance service industry maintain high provisions for doubtful accounts relative to companies in other industries. Collection of complete and accurate patient billing information during an emergency service call is sometimes difficult, and incomplete information hinders post-service collection efforts. In addition, it is not possible for the Company to evaluate the creditworthiness of patients requiring emergency transport services. The Company's allowance for doubtful accounts generally is higher with respect to revenue derived directly from patients than for revenue derived from third-party payors and generally is higher for transports resulting from "911" emergency calls than for general transport requests.

     The Company has substantial experience in processing claims to third-party payors and employs a collection staff specifically trained in third-party coverage and reimbursement procedures. The Company uses specialized proprietary software systems to specifically tailor the submission of claims to Medicare, Medicaid, and certain other third-party payors and has the capability to electronically submit claims to the extent third-party payors systems permit. The Company's systems provide for accurate tracking of accounts receivable and status pending payment, which facilitates the effective utilization of personnel resources to resolve workload distribution and problem invoices. The Company uses an automated dialer that preselects and dials accounts based on their status within the billing and collection cycle, which optimizes the efficiency of the collection staff. The Company believes that its experience in processing third-party claims reduces the collection time of its receivables and results in fewer rejected claims based on incomplete or inaccurate information.

     State licensing requirements as well as contracts with counties, municipalities, and health care facilities typically require the Company to provide ambulance services without regard to a patient's insurance coverage or ability to pay. As a result, the Company often does not receive compensation for services provided to patients who are not covered by Medicare, Medicaid, or private insurance. The anticipated level of uncompensated care and allowance for uncollectible accounts may be considered in determining the Company's subsidy and permitted rates under contracts with a county or municipality.

MARKETING AND SALES

     Counties, fire districts, and municipalities generally award contracts to provide "911" emergency services either through requests for competitive proposals or bidding processes. In some instances in which the Company is the existing provider, the county or municipality may elect to renegotiate the Company's existing contract rather than re-bid the contract. The Company believes that counties, fire districts, and municipalities consider the quality of care, historical response time performance, and total cost, both to the municipality or county and to the public, to be the most important factors in awarding contracts. In addition, the Company will continue to seek to enter into public/private alliances to compete for new business. The Company's alliance with San Diego Fire & Life Safety Services allowed the entities to bid for and win a contract to provide "911" and ambulance services throughout the city of San Diego.

     The Company markets its non-emergency ambulance services to hospitals, health maintenance organizations, convalescent homes, and other health care facilities that require a stable and reliable source of medical transportation for their patients. The Company believes that its status as a "911" provider in a designated service area increases its visibility and enhances its marketing efforts for non-emergency services in that area. Contracts for non-emergency services usually are based on criteria (such as quality of care, customer service, response time, and cost) similar to those in contracts for emergency services. The Company further believes that its strategy of building regional operations will better position it to serve the developing managed care market. The Company has implemented customer service training for all its personnel in recognition of the increasing awareness of managed care providers to the importance of customer service.

     The Company markets its fire protection services to subscribers in rural and suburban areas, volunteer fire departments, tax-supported fire districts and municipalities, newly developed communities, and industrial complexes, including airports, large industrial and petrochemical plants, power plants, and other large self-contained facilities. The Company also provides fire protection services to newly developed communities where the subscription fee is included in the homeowner's association assessment.

CONTRACTS

     The Company enters into contracts with counties, municipalities, and fire districts to provide "911" emergency ambulance services in designated service areas. These contracts typically specify maximum fees that the Company may charge and set forth required criteria, such as response times, staffing levels, types of vehicles and equipment, quality assurance, and insurance coverage. Counties, municipalities, and fire districts also may require the Company to provide a performance bond or other assurances of financial responsibility. The amount of the subsidy, if any, that the Company receives from a county, municipality, or fire district, and the rates that the Company may charge for services under a contract for emergency ambulance services, depend in large part on the nature of the services rendered and performance requirements. The four largest ambulance contracts accounted for 24%, 16%, and 13% of total revenue for the fiscal years ended June 30, 1995, 1996, and 1997, respectively, with the contract with Orange County, Florida accounting for 9%, 7%, and 5%, respectively, of total revenue for the same periods. Rates to be charged under the Orange County contract are agreed upon between the Company and the county. The Company does not receive any subsidy from the county under this contract.

     The Company provides fire protection services pursuant to master contracts or on a subscription basis. Master contracts provide for negotiated rates with governmental entities. Certain contracts are performance based and require the Company to meet certain dispatch and response times in a certain percentage of responses. These contracts also set maximum thresholds for variances from the performance criteria. These contracts establish the level of service required and may encompass fire prevention and education activities as well as fire suppression. Other contracts are level-of-effort based and require the Company to provide a certain number of personnel for a certain time period for a particular function, such as fire prevention or fire suppression. The largest of these contracts accounted for 6%, 4%, and 3% of total revenue for the fiscal years ended June 30, 1995, 1996, and 1997, respectively.

     The Company provides fire protection services on a subscription basis in areas where no governmental entity has assumed the financial responsibility for providing fire protection. The Company derived approximately 56% of its fire protection service revenue from subscriptions for fiscal 1995, 51% for fiscal 1996, and 50% for fiscal 1997. The Company had subscription contracts with approximately 107,000 and 109,000 subscribing households as of June 30, 1996 and 1997, respectively, and approximately 3,000 commercial subscribers as of June 30, 1996 and 1997, primarily in Arizona, Knox County, Tennessee and Grants Pass, Oregon. Subscription fees are collected annually in advance. Subscribers also pay a membership fee upon subscribing for service. In the event that the Company provides service for a nonsubscriber, the Company directly bills the property owner for the cost of services rendered. The Company has developed a computerized fire subscription billing system that allows the Company to monitor accounts. The Company experienced renewal rates of approximately 88% during the prior three fiscal years. Fire subscription rates are not currently regulated by any government agency in the Company's service areas.

     The Company's contracts generally extend for terms of three to five years, with several contracts having terms of up to 10 years. The Company attempts to renegotiate contracts substantially in advance of the expiration date and generally has been successful in such renegotiations. The following table sets forth certain information regarding the Company's five primary contracts at June 30, 1997 with counties, fire districts, and municipalities for ambulance services and for fire protection services.

                                                           EXPIRATION
                                       TERM IN YEARS          DATE          TYPE OF SERVICE(1)
                                       -------------     ---------------    ------------------
        Ambulance
          Orange County,
             Florida(2)..............     2              September 1998     911/General
          Rochester, New York(3).....     4              October 2000       911
          Knox County,
             Tennessee(4)............     4              June 2002          911
          Tucson, Arizona(5).........     3              July 1997          911
        Integrated Fire and Ambulance
          Scottsdale, Arizona(6).....     5              July 2001          911

---------------
(1) Type of service for ambulance contracts indicates whether "911" emergency or general ambulance services or both are provided pursuant to the contract.

(2) The contract was first entered into in 1962 by a provider that was acquired by the Company in July 1984.

(3) The contract was first entered into in 1988 by a provider that was acquired by the Company in May 1994.

(4) The contract was first entered into in July 1985 by the Company.

(5) The contract was first entered into in July 1993 by the Company. This contract has been awarded to an ambulance service provider that is subject to a pending acquisition by the Company.

(6) The contract was first entered into in 1952 by the Company. The contract has two five-year renewal options exercisable by the City of Scottsdale.

     The Company also enters into contracts with hospitals, nursing homes, and other health care facilities to provide non-emergency and critical care ambulance services. These contracts typically designate the Company as the first ambulance service provider contacted to provide non-emergency ambulance services to those facilities and permit the Company to charge a base fee, mileage reimbursement, and additional fees for the use of particular medical equipment and supplies. The Company provides a discount in rates charged to facilities that assume the responsibility for payment of the charges to the persons receiving services.

COMPETITION

     The ambulance service industry is highly competitive. The principal participants include governmental entities (including fire districts), other national ambulance service providers, large regional ambulance service providers, hospitals, and numerous local and volunteer private providers. In addition, there can be no assurance that counties, municipalities, fire districts, hospitals, or health care facilities that presently contract for ambulance services will not choose to provide ambulance services directly in the future. The Company is experiencing increased competition from fire departments to provide ambulance service. Several of the Company's current and potential competitors have greater capital and other resources than the Company. Ambulance service providers compete primarily on the basis of quality of service, performance, and cost. The Company believes that counties, fire districts, and municipalities consider quality of care, historical response time performance, and cost to be the most important factors in awarding a contract, although other factors, such as customer service, financial stability, and personnel policies and practices, also may be considered. Although commercial providers often compete intensely for business within a particular community, it is generally difficult to displace a provider that has a history of satisfying the quality of care and response time performance criteria established within the service area. Moreover, significant start-up costs together with the long-term nature of the contracts under which services are provided and the relationships many providers have within their communities create barriers to providers seeking to enter new markets other than through acquisition.

     Fire protection services for residential and commercial properties are provided primarily by tax-supported fire districts or municipalities, and volunteer departments. Private providers represent a small portion of the total fire protection market. The private sector provides fire protection services primarily where a tax-supported fire district or municipality has decided to contract for the provision of fire protection services. No assurance can be given that fire districts or municipalities will continue to contract for fire protection services. In areas where no governmental entity has assumed financial responsibility for providing fire protection, the Company provides fire protection services on a subscription basis. No assurance can be given that a subscription area will not be annexed by a municipality or be converted to a fire district that provides service directly rather than through a master contract.

GOVERNMENTAL REGULATION

     The Company's business is subject to governmental regulation at the federal, state, and local levels. At the federal level, the Company is subject to regulations under OSHA designed to protect employees of the Company. The federal government also recommends standards for ambulance design and construction, medical training curriculum, and designation of appropriate trauma facilities. Various state agencies may modify these standards.

     Each state in which the Company operates regulates various aspects of its ambulance and fire business. State requirements govern the licensing or certification of ambulance service providers, training and certification of medical personnel, the scope of services that may be provided by medical personnel, staffing requirements, medical control, medical procedures, communication systems, vehicles, and equipment. The Company's contracts in its current service areas typically prescribe maximum rates that the Company may charge for services. The process of determining rates includes cost reviews, analyses of levels of reimbursement from all sources, and determination of reasonable profits. Rate setting agencies may set rates to compensate service providers by requiring paying customers to subsidize those who do not or cannot pay. Regulations applicable to ambulance services may vary widely from state to state.

     Applicable federal, state, and local laws and regulations are subject to change. The Company believes that it currently is in substantial compliance with applicable regulatory requirements. These regulatory requirements, however, may require the Company in the future to increase its capital and operating expenditures in order to maintain current operations or initiate new operations.

REIMBURSEMENT

     The Company must comply with various requirements in connection with its participation in Medicare and Medicaid. Medicare is a federal health insurance program for the elderly and for chronically disabled individuals, which pays for ambulance services when medically necessary. Medicare uses a charge-based reimbursement system for ambulance services and reimburses 80% of charges determined to be reasonable by Medicare, subject to the limits fixed for the particular geographic area. The patient is responsible for paying the balance of the bill, and Medicare requires the Company to expend reasonable efforts to collect the balance. In determining reasonable charges, Medicare considers and applies the lowest of various charge factors, including the actual charge, the customary charge, the prevailing charge in the same locality, the amount of reimbursement for comparable services, or the inflation-indexed charge limit.

     Medicaid is a combined federal-state program for medical assistance to impoverished individuals who are aged, blind, or disabled or members of families with dependent children. Medicaid programs or a state equivalent exist in all states in which the Company operates. Although Medicaid programs differ in certain respects from state to state, all are subject to federal requirements. State Medicaid agencies have the authority to set levels of reimbursement within federal guidelines. The Company receives only the reimbursement permitted by Medicaid and is not permitted to collect from the patient any difference between its customary charge and the amount reimbursed.

     Like other Medicare and Medicaid providers, the Company is subject to governmental audits of its Medicare and Medicaid reimbursement claims. The Company has not experienced significant losses as a result of any such audit.

     Government funding for health care programs is subject to statutory and regulatory changes, administrative rulings, interpretations of policy, determinations by intermediaries and governmental funding restrictions, all of which could materially increase or decrease program reimbursements for ambulance services. In recent years, Congress has consistently attempted to curb federal spending on such programs. During June 1997, the Health Care Financing Administration ("HCFA") issued proposed rules that would revise Medicare policy on the coverage of ambulance services. Reimbursement is currently permitted if, based on an assessment of the patient's condition, it is determined that ALS service is medically necessary or if ALS response is required under "911" contracts or state or local law. The new proposal would reimburse at ALS rates only if ALS services were medically necessary. The proposed HCFA rules would also require, among other things, that a physician's certification be obtained prior to furnishing non-emergency ambulance service to patients, that certain ambulance staffing requirements be maintained, that certain equipment be present in each ambulance, and that certain additional information and documentation be provided in order to qualify for reimbursement under the Medicare program. The proposed rules have not been finalized. If implemented, such rules could result in contract renegotiations or other action by the Company to offset any negative impact of the proposed change in reimbursement policies.

     During August 1997, President Clinton signed the "Balanced Budget Act of 1997" (the "Budget Act"). The Budget Act provides for certain changes to the Medicare reimbursement system, including the development and implementation of a prospective fee schedule, by January 2000, for ambulance services. The Budget Act mandates that this fee schedule be developed through a negotiated rulemaking process between HFCA and ambulance service providers and must consider the following: (i) data from industry and other organizations involved in the delivery of ambulance services, (ii) mechanisms to control increases in expenditures for ambulance services, (iii) appropriate regional and operational differences, (iv) adjustments to payment rates to account for inflation and other relevant factors, and (v) the phase-in of payment rates under the fee schedule in an efficient and fair manner. Charges for ambulance services provided during calendar years 1998 and 1999 will be increased by the Consumer Price Index (CPI) less one percentage point.

     The Budget Act also stipulates that individual states may now elect to no longer provide payment for Medicare cost-sharing for coinsurance, or copayments, for Medicaid beneficiaries. Medicare coverage has been extended for certain paramedic services provided in rural areas.

     Certain actions to partially mitigate any adverse effect of these changes could be taken by the Company. These actions could include renegotiation of rates and contract subsidies provided in the Company's "911" ambulance service contracts and changes in staffing of ambulance crews based upon the negotiation for longer response times under ambulance service contracts to reduce operating costs.

     There can be no assurance whether the proposed HCFA rules, a prospective fee schedule, or other proposals involving various aspects of Medicare reimbursements will be adopted or the effect on the Company of any such adoption. No assurance can be given that future funding levels for Medicare and Medicaid programs will be comparable to present levels. Changes in the reimbursement policies, or other government action, could adversely affect the Company's business, results of operations, and financial condition.

INSURANCE

     The Company carries a broad range of automobile and general liability, comprehensive property damage, malpractice, workers' compensation, and other insurance coverages that the Company considers adequate for the protection of its assets and operations. The Company operates in some states that adhere to legal standards that hold emergency service providers to a gross negligence standard in the delivery of emergency medical care, thereby subjecting them to less exposure for tort judgments. The Company is subject to accident claims as a result of the normal operation of its fleet of ambulances and fire vehicles. There can be no assurance, however, that the coverage limits of the Company's policies will be adequate. A successful claim against the Company in excess of its insurance coverage could have a material adverse effect on the Company and its financial condition. Claims against the Company, regardless of their merit or outcome, also may have an adverse effect on the Company's reputation and business. The Company has undertaken to minimize its exposure through an active risk management program.

EMPLOYEES

     At September 26, 1997, the Company employed approximately 5,500 full-time and 3,700 part-time employees, including approximately 6,500 involved in ambulance services, 600 in fire protection services, 550 in integrated ambulance and fire protection services, and 1,550 in management, administrative, clerical, and billing activities. Of these employees, 2,700 are paramedics and 3,900 are EMTs. The Company is a party to collective bargaining agreements relating to its Rochester, New York operations and to certain of its ambulance services employees in Arizona. The Company considers its relations with employees to be good.

FACILITIES AND EQUIPMENT

     The Company leases its principal executive offices in Scottsdale, Arizona. The Company leases administrative facilities and other facilities used principally for ambulance and fire apparatus basing, garaging and maintenance in those areas in which it provides ambulance and fire protection services. The Company also owns six administrative facilities and 11 other facilities within its service areas. Aggregate rental expense was approximately $5.3 million and $6.6 million during fiscal 1996 and 1997, respectively. At September 26, 1997, the Company's fleet included 1,363 owned and 198 leased ambulances, 120 owned and 15 leased fire vehicles and 250 owned and 15 leased other vehicles.

LEGAL PROCEEDINGS

     The Company from time to time is subject to litigation arising in the ordinary course of business. There can be no assurance that the Company's insurance coverage will be adequate to cover all liabilities occurring out of such claims. In the opinion of management, the Company is not engaged in any legal proceedings expected to have a material adverse effect on the financial condition or results of operations of the Company.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS, AND KEY EMPLOYEES

     The following table sets forth information concerning each of the directors, executive officers, and key employees of the Company.

           NAME              AGE                            POSITION
---------------------------  ---   -----------------------------------------------------------
Warren S. Rustand..........   54   Chairman of the Board, Chief Executive Officer, and
                                     Director(1)(2)(3)
Cor J. Clement.............   49   Vice Chairman of the Board and Director
James H. Bolin.............   45   President and Director(3)
Robert T. Edwards..........   57   Executive Vice President and Director(3)
William R. Crowell.........   38   Senior Vice President -- Finance and Acquisitions
William F. Gillis..........   49   Senior Vice President -- Enterprise Services & Chief
                                   Information officer
Mark E. Liebner............   45   Senior Vice President -- Chief Financial Officer &
                                   Treasurer
Robert E. Ramsey, Jr.......   51   Senior Vice President and Director
James E. Stenger...........   54   Senior Vice President -- Executive Assistant to the
                                   President
John E. Stuart.............   56   Senior Vice President -- Marketing & New Business
                                   Development
Kurt R. Davis..............   35   Vice President -- Public Affairs & Corporate Communications
Dean P. Hoffman............   37   Vice President -- Financial Services
Michel A. Sucher, M.D......   50   Vice President -- Medical Affairs
Atul Vashistha.............   31   Vice President -- Marketing and Business Development
Louis G. Jekel.............   56   Secretary and Director
William C. Turner..........   68   Director(1)(2)(3)(4)(5)
Henry G. Walker............   50   Director(1)(4)
Louis A. Witzeman..........   72   Director(2)(4)

---------------
(1) Member of the Human Resource/Compensation/Organization Committee.

(2) Member of the Nominating Committee.

(3) Member of the Executive Committee.

(4) Member of the Audit Committee.

(5) Member of the Senior Committee.

     In March 1995, the Board of Directors established an Office of Chief Executive; it is currently comprised of three members, Mr. Rustand, Mr. Bolin, and Mr. Edwards. The Office of Chief Executive oversees the operation and management of the Company and develops and implements strategic and long-range planning for the Company.

     WARREN S. RUSTAND has served as Chief Executive Officer of the Company since August 1996, Chairman of the Board of Directors since May 1994, and a member of the Board of Directors since August 1993. He also is a member of the Office of Chief Executive. Mr. Rustand has been Chairman and Chief Executive Officer of The Cambridge Company, Ltd., a merchant banking and management consulting firm, since 1987. He has served as Chairman of Health Partners of Arizona, a managed care provider, since February 1996. Mr. Rustand is also Chairman of an additional company and director of four companies, including LucasVarity PLC, a New York Stock Exchange listed company. Mr. Rustand served as appointments secretary to President Ford from 1974 to 1976, and as special assistant to Mr. Ford while he was Vice President in 1973 and 1974.

     COR J. CLEMENT has served as a member of the Board of Directors since May 1992, and as Vice Chairman of the board of Directors since August 1994. Mr. Clement served as the President and Chief Executive Officer of NVD, an international provider of security and industrial fire protection services headquartered in the Netherlands, from February 1980 until January 1997.

     JAMES H. BOLIN has served as the President of the Company since March 1995 and a member of its Board of Directors since February 1981. He also is a member of the Office of Chief Executive. Mr. Bolin served as Senior Vice
President -- Ambulance Services of the Company from October 1991 until March 1995, Chief Financial Officer from October 1988 through September 1991, Senior Vice President -- Finance from August 1986 through September 1988, and Vice President -- Finance from April 1981 through July 1986. Mr. Bolin also is the Chairman and Treasurer of the Rural/Metro ESOP Administrative Committee. Mr. Bolin is a certified public accountant. Mr. Bolin will retire from his full-time duties as President effective January 1, 1998. He will remain with the Company in a part-time capacity and as a member of the Company's Board of Directors.

     ROBERT T. EDWARDS has served as Executive Vice President of the Company since October 1995 and a member of its Board of Directors since May 1993. He is also a member of the Office of Chief Executive. He served as Senior Vice President -- Fire Protection Services of the Company from August 1991 until October 1995. He served as Vice President and General Manager of the Company's Maricopa County operations from February 1989 to August 1991 and as Vice President from July 1986 until August 1991. From 1978 to July 1986, Mr. Edwards served in various capacities with the Company.

     WILLIAM R. CROWELL has served as Senior Vice President -- Finance and Acquisitions of the Company since July, 1997 after having served as Vice President -- Financial Services of the Company since January 1993. Mr. Crowell served as Director of Financial Services from July 1992 through December 1992. Mr. Crowell served as Vice President -- Finance of Peter Piper, Inc., an international franchisor and food-service retailer, from January 1990 through June 1992 and as Assistant Corporate Controller of W.A. Krueger Co., a publicly held printing company, from April 1988 through December 1989. Mr. Crowell is a certified public accountant.

     WILLIAM F. GILLIS has served as Senior Vice President -- Enterprise Services and Chief Information Officer since July 1997. Mr. Gillis served as President of Motorola's INFO Enterprises subsidiary from July 1992 through July 1996. From July 1996 until July 1997, he served as Interim Chief Information Officer for the American Graduate School of International Management (Thunderbird), where he has served on the Board of Trustees since 1992. Concurrently, he formed ParentCare Corporation, an information service for the progeny of elder Americans.

     MARK E. LIEBNER has served as Senior Vice President of the Company since August 1994 and as Chief Financial Officer of the Company since October 1991. From October 1991 to August 1994, Mr. Liebner served as Vice President of the Company. From July 1988 until September 1991, he was a Vice President of Van Kampen Merritt, having served in a consulting capacity to the Company in connection with its 1990 debt restructurings. From March 1982 until June 1988, Mr. Liebner served as Vice President of Lloyds International Corporation, a merchant banking affiliate of Lloyds Bank PLC.

     ROBERT E. RAMSEY, JR. has served as Senior Vice President of the Company and as a member of its Board of Directors since June 1997. Mr. Ramsey is President and Chief Executive Officer of SW General, Inc. and affiliated companies, which he founded in 1982. He is currently President of the Arizona Ambulance Association. SW General, Inc. and affiliated companies were purchased by the Company in June 1997.

     JAMES E. STENGER has served as Senior Vice President -- Executive Assistant to the President of the Company since July 1997. Mr. Stenger served as Vice President -- Executive Assistant to the President of the Company from February 1989 through July 1997. He served as Vice President and General Manager of the Company's Pima and Yuma Counties operations from February 1989 through June 1991 and as Vice President and General Manager of the Company's Maricopa County operations from July 1987 through January 1989. He served in various capacities with the Company from 1966 to June 1987.

     JOHN E. STUART has served as Senior Vice President -- Marketing and New Business Development of the Company since January 1996 after having served as Senior Vice President -- Marketing of the Company from May 1993 through January 1996. Mr. Stuart served as Senior Vice President -- Service Establishments for American Express Travel Related Services, Inc. in London from January 1990 until joining the Company in

May 1993 and as Senior Vice President -- Marketing and Sales of that company from January 1988 through December 1989.

     KURT R. DAVIS has served as Vice President -- Public Affairs and Corporate Communications since August 1995. Mr. Davis joined the Company in February 1992 as Director of Governmental Relations. After an eighteen-month sabbatical in the Arizona Governor's office, Mr. Davis returned to the Company in January 1995 as National Director of Public Affairs. Mr. Davis served as Executive Director of the Arizona Republican Party from 1987 through 1991, and as Director of Intergovernmental Affairs and Issues Analysis in the Arizona Attorney General's Office from 1991 until joining the Company.

     DEAN P. HOFFMAN has served as Vice President -- Financial Services since July 1997 after having served as Director of Finance from June 1994 to June 1997. Mr. Hoffman served as Director of Accounting and Budgets of Pinnacle West Capital Corporation, a public utility and real estate holding company from June 1987 until October 1992. From October 1992 until June 1994, he was a business consultant in private practice. Mr. Hoffman is a certified public accountant.

     MICHEL A. SUCHER, M.D., has served as Vice President -- Medical Affairs of the Company since January 1995. He served as National Medical Director for the Company from 1984 to 1995. From 1974 to 1995, Dr. Sucher engaged in the private practice of emergency medicine and held several positions at Scottsdale Memorial Hospital, including the most recent position as President of the Medical Staff. Dr. Sucher is board certified by the American Board of Emergency Medicine and is a member of the American College of Emergency Physicians.

     ATUL VASHISTHA has served as Vice President -- Marketing and Business Development since September 1996. He served as Regional President of the Company's Southern Arizona Operations from July 1994 through September 1996. From December 1991 through July 1994, Mr. Vashistha served as the Company's Director of Marketing and Sales.

     LOUIS G. JEKEL has served as Secretary of the Company and as a member of its Board of Directors since 1968. Mr. Jekel directs the Company's Wildland Fire Protection Operations with the State of Arizona and the federal government. Mr. Jekel is also the Secretary of the Rural/Metro ESOP Administrative Committee. Mr. Jekel is a partner in the law firm of Jekel & Howard, Scottsdale, Arizona.

     WILLIAM C. TURNER has been a member of the Board of Directors of the Company since November 1993. Mr. Turner is currently Chairman and Chief Executive of Argyle Atlantic Corporation, an international merchant banking and management consulting firm; Chairman of the Avon International Advisory Council for Avon Products, Inc.; a director of the Goodyear Tire & Rubber Company; a director of Microtest, Inc. and a trustee and executive committee member of the United States Council for International Business. Mr. Turner is also a former United States Ambassador and permanent representative to the Organization for Economic Cooperation and Development. Since returning to the United States from his ambassador post in Paris, Mr. Turner has served on the boards of directors and/or international advisory councils of ten major listed corporations.

     HENRY G. WALKER has been a member of the Board of Directors of the Company since September 1997. Since April 1997, he has served as President and Chief Executive Officer of the Sisters of Providence Health System, comprised of hospitals, long-term care facilities, physician practices, managed care plans, and other health and social services. From 1996 to March 1997, Mr. Walker served as President and Chief Executive Officer of Health Partners of Arizona, a state-wide managed care company. From 1992 to 1996 he served as President and Chief Executive Officer of TMCare, a healthcare delivery system. Mr. Walker is a member of the National Advisory Council of The Healthcare Forum.

     LOUIS A. WITZEMAN is the founder of the Company. Mr. Witzeman has served as a member of the Board of Directors since the Company's formation in 1948, currently serving as Chairman of the Board Emeritus. Mr. Witzeman served as Chief Executive Officer of the Company until his retirement in 1980.

     Directors hold office until their successors have been elected and qualified. All officers serve at the pleasure of the Board of Directors. There are no family relationships among any of the directors or officers of the Company.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to beneficial ownership of the Common Stock on October 1, 1997 by: (i) each director; (ii) the Company's Chief Executive Officer and the Company's four other most highly compensated executive officers; (the "Named Executive Officers") (iii) all directors and executive officers of the Company as a group; and (iv) each person known by the Company to be the beneficial owner of more than five percent of the Common Stock.

                                                                              AMOUNT
                                                                           BENEFICIALLY
                                                                              OWNED
                        NAME OF BENEFICIAL OWNER                            (1)(2)(3)       PERCENT
-------------------------------------------------------------------------  ------------     -------
DIRECTORS AND NAMED EXECUTIVE OFFICERS:
Warren S. Rustand(4).....................................................       171,750        1.3%
James H. Bolin(5)........................................................       251,172        1.8
Cor J. Clement(6)........................................................        23,750          *
Robert T. Edwards(7).....................................................       173,946        1.3
Louis G. Jekel(8)........................................................       144,013        1.1
Robert E. Ramsey, Jr. ...................................................       769,641        5.7
William C. Turner(9).....................................................        23,000          *
Louis A. Witzeman(10)....................................................       132,498        1.0
Henry G. Walker..........................................................             0          *
John E. Stuart(11).......................................................        76,307          *
Mark E. Liebner(12)......................................................       178,284        1.3
Executive officers and directors as a group (14 persons).................     2,059,083       14.4%
5% STOCKHOLDERS:
ESOP(13).................................................................     1,052,179        7.8%

---------------
  *  Less than one percent

 (1) Except as indicated, and subject to community property laws when applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

 (2) Includes shares of Common Stock issuable to the identified person pursuant to stock options that may be exercised within 60 days after October 1, 1997. In calculating the percentage of ownership, such shares are deemed to be outstanding for the purpose of computing the percentage of shares of Common Stock owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of shares of Common Stock owned by any other stockholders.

 (3) Excludes 29,298, 22,914, and 5,661 fully vested shares held by the ESOP for the benefit of Messrs. Bolin, Edwards, and Jekel, respectively, and 45, 1,030, and 235 shares held by the ESOP for the benefit of Messrs. Rustand, Liebner, and Stuart, respectively, that are 0%, 80%, and 60% vested, respectively. Such persons have sole voting power with respect to the shares held in their account by the ESOP.

 (4) Includes 143,750 shares of Common Stock issuable upon exercise of stock options.

 (5) Includes 131,818 shares of Common Stock issuable upon exercise of stock options and 119,354 shares held by the Bolin Revocable Trust UA dated February 27, 1996, James H. Bolin and Sandra L. Bolin, Trustees.

 (6) Includes 5,000 shares held by a partnership of which Mr. Clement is the beneficial owner and 6,250 shares of Common Stock issuable upon exercise of stock options.

 (7) Includes 142,981 shares of Common Stock issuable upon exercise of stock options.

 (8) Includes 62,500 shares of Common Stock issuable upon exercise of stock options and 81,336 shares held by a partnership of which Mr. Jekel is the beneficial owner.

 (9) Includes 15,000 shares of Common Stock issuable upon exercise of stock options.

(10) Includes 29,562 shares held by the Louis A. Witzeman, Jr. Family Investment Limited Partnership, of which 150 shares are held for the benefit of other family members. Also includes 56,875 shares of Common Stock issuable upon the exercise of stock options.

(11) Includes 53,042 shares of Common Stock issuable upon exercise of stock options.

(12) Includes 117,014 shares of Common Stock issuable upon exercise of stock options.

(13) The address of the Rural/Metro Corporation Employee Stock Ownership Plan (the "ESOP") is c/o Rural/Metro Corporation, 8401 East Indian School Road, Scottsdale, Arizona 85251.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 23,000,000 shares of Common Stock, par value $0.01 per share (the "Common Stock") and 2,000,000 shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock"). At October 3, 1997, there were outstanding 13,452,141 shares of Common Stock held by approximately 1,058 holders of record. No shares of Preferred Stock are outstanding. All of the currently outstanding shares of Common Stock are, and all shares of Common Stock included in the Registration Statement of which this Prospectus forms a part, will be, validly issued, fully paid and non-assessable.

COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, the holders of a majority of the stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any then outstanding Preferred Stock, the holders of Common Stock will be entitled to receive such dividends, if any, as may be declared by the Board of Directors from time to time out of legally available funds. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock will be entitled to share ratably in all assets of the Company that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of holders of any Preferred Stock then outstanding. The holders of Common Stock have no preemptive, subscription, redemption, or conversion rights. The rights, preferences and privileges of holders of Common Stock will be subject to the rights of the holders of shares of any series of Preferred Stock that the Company may issue in the future.

PREFERRED STOCK

     Preferred Stock may be issued from time to time in one or more series. The Board of Directors, without further approval of the stockholders, has the authority to fix the rights and terms relating to dividends, conversion, voting, redemption, liquidation preferences, sinking funds and any other rights, preferences, privileges, and restrictions applicable to each such series of Preferred Stock. A purpose of authorizing the Board of Directors to determine such rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. While providing flexibility in connection with possible financings, acquisitions, and other corporate purposes, the issuance of Preferred Stock, among other things, could adversely affect the voting power of the holders of Common Stock and, under certain circumstances, be used as a means of discouraging, delaying, or preventing a change in control of the Company. There currently are no outstanding shares of Preferred Stock or any commitments or options or other rights currently outstanding for the issuance of Preferred Stock. The Company has no present plan to issue shares of its Preferred Stock.

DELAWARE GENERAL CORPORATION LAW AND CERTAIN CHARTER PROVISIONS

     The provisions of the Company's Restated Certificate and Restated Bylaws and the General Corporation Law summarized in the following paragraphs may have the effect of discouraging, delaying, or preventing hostile takeovers, including those that might result in a premium over the market price, or discouraging, delaying, or preventing changes in control or management of the Company.

     The Company is subject to the provisions of Section 203 of the General Corporation Law. In general, this statute prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless either (i) prior to the date at which the stockholder became an interested stockholder, the Board of Directors approved either the business combination or the transaction in which the person becomes an interested stockholder; (ii) the stockholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of the transaction in which the stockholder becomes an interested stockholder; or (iii) the business combination is approved by the Board of Directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of stockholders (and not by written consent) held on or subsequent to the date of the business combination. An "interested stockholder" is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 15% or more of the corporation's voting stock. The Company has excluded from the definition of "interested stockholder" any persons who, together with their affiliates and associates, owned 15% or more of the Company's Common Stock on May 27, 1993, the date on which the Company became a Delaware corporation.
Section 203 defines a "business combination" to include, without limitation, mergers, consolidations, stock sales and asset based transactions, and other transactions resulting in a financial benefit to the interested stockholder.

     The Company's Restated Certificate and Restated Bylaws contain a number of other provisions relating to corporate governance and to the rights of stockholders. These provisions include (a) a classified Board of Directors; (b) the authority of the Board of Directors to fill vacancies on the Board of Directors; (c) the authority of the Board of Directors to issue series of Preferred Stock with such voting rights and other powers as the Board of Directors may determine; (d) notice requirements relating to nominations to the Board of Directors and to the raising of business matters at stockholder meetings; (e) a provision that special meetings of the stockholders may be called only by the Chairman of the Board or the Board of Directors; (f) a prohibition on stockholder action by written consent except with respect to actions to which the Board of Directors has granted its prior approval and consent; (g) a fair price provision, which is intended to ensure that stockholders receive fair consideration for shares sold at all stages of takeovers or attempted takeovers of the Company; (h) the authority of the Board of Directors to consider certain factors including, without limitation, the potential impact on employees and other constituents of the Company and the communities in which the Company operates when evaluating certain matters such as tender offers, merger proposals or sales of property or assets of the Company; and (i) the requirement that certain "anti-takeover" provisions in the Restated Bylaws and the Restated Certificate may be amended only by super majority vote.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is American Securities Transfer & Trust, Incorporated.

                              PLAN OF DISTRIBUTION

     This Prospectus covers 3,553,060 shares of Common Stock that may be issued and sold by the Company from time to time in connection with the acquisition by the Company of other businesses. It is expected that the terms of any such acquisitions will be determined by negotiations with the owners or controlling persons of the businesses to be acquired and that the shares of Common Stock issued in connection with such acquisitions will be valued at prices reasonably related to market prices current either at the time of agreement on the terms of an acquisition or at or about the time of delivery of the shares.

     No underwriting discounts or commissions will be paid, although finder's fees may be paid from time to time in connection with specific acquisitions. Any person receiving such fee may be deemed to be an Underwriter within the meaning of the Securities Act.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices. As of October 3, 1997, there were 13,452,141 shares of Common Stock outstanding, 10,168,888 shares of which were freely transferable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), unless held by an "affiliate" of the Company, as that term is defined under the Securities Act. The Company also has outstanding 136,313 restricted shares, as that term is defined under Rule 144 (the "Restricted Shares") under the Securities Act, that are eligible for sale in the public market subject to compliance with the holding period, volume limitations, and other requirements of Rule 144. In addition, the Company has registered 6,646,940 shares of Common Stock, including the 3,553,060 shares of Common Stock pursuant to the Registration Statements to which this Prospectus relates, for issuance in connection with acquisitions (of which 3,146,940 shares have been issued), which shares are generally freely tradeable after their issuance under Rule 145 of the Securities Act, unless held by an affiliate of the acquired company, in which case such shares will be subject to the volume and manner of sale restrictions under Rule 144.

     In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated for purposes of Rule 144) who beneficially owns restricted securities with respect to which at least one year has elapsed since the later of the date the shares were acquired from the Company or from an affiliate of the Company, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock of the Company, or (ii) the average weekly trading volume in Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 also are subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about the Company. A person who is not an affiliate, has not been an affiliate within three months prior to sale, and who beneficially owns restricted securities with respect to which at least two years have elapsed since the later of the date the shares were acquired from the Company or from an affiliate of the Company, is entitled to sell such shares under Rule 144(k) without regard to any of the volume limitations or other requirements described above.

     The Company has filed a registration statement under the Securities Act to register for offer and sale up to 3,965,625 shares of Common Stock reserved for issuance pursuant to the exercise of stock options that may be granted under the Company's stock option plans. Shares issued after the effective date of such registration statement upon exercise of stock options issued under the Company's stock option plans generally will be eligible for sale in the public market, except that affiliates of the Company will continue to be subject to volume limitations.

                                 LEGAL MATTERS

     The validity of the shares offered hereby will be passed upon for the Company by O'Connor, Cavanagh, Anderson, Killingsworth & Beshears, a Professional Association, Phoenix, Arizona.

                                    EXPERTS

     The consolidated financial statements of the Company as of June 30, 1996 and 1997 and for each of the three years in the period ended June 30, 1997 incorporated by reference into this Prospectus and the Registration Statement of which this Prospectus is a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference upon the authority of such firm as experts in auditing and accounting in giving said reports.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus omits certain information contained in or incorporated by reference in the Registration Statement of which this Prospectus is a part, and reference is made to the Registration Statement and the exhibits and schedules thereto for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning the provisions of any documents are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

             ======================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
Prospectus Summary....................     3
Risk Factors..........................     5
Price Range of Common Stock...........     9
Dividend Policy.......................     9
Unaudited Pro Forma Combined Financial
  Data................................    10
Selected Consolidated Financial
  Data................................    14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    16
Business..............................    21
Management............................    36
Principal Stockholders................    39
Description of Capital Stock..........    41
Plan of Distribution..................    43
Shares Eligible for Future Sale.......    43
Legal Matters.........................    43
Experts...............................    44
Additional Information................    44

             ======================================================
             ======================================================
                                3,553,040 SHARES

                                  RURAL/METRO
                                  CORPORATION

                                  COMMON STOCK
                              --------------------

                                   PROSPECTUS
                              --------------------
                                OCTOBER   , 1997
             ======================================================

                                                                [ALTERNATE PAGE]
PROSPECTUS

                            RURAL/METRO CORPORATION

                                  COMMON STOCK

                            ------------------------

     This Prospectus, as appropriately amended or supplemented, may be used from time to time principally by persons who have received shares of Common Stock, $.01 par value (the "Common Stock" or the "Shares"), of Rural/Metro Corporation (the "Company") in mergers or acquisitions of other businesses or properties made by the Company, or their transferees or pledgees, and who wish to offer and sell such Shares (such persons are herein referred to as the "Selling Stockholder" or "Selling Stockholders") in transactions in which they and any broker-dealer through whom such Shares are sold may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), as more fully described herein. The Company will not receive any of the proceeds from the sale of Shares by the Selling Stockholders. Any comissions paid or concessions allowed to any broker-dealer, and, if any broker-dealer purchases such Shares as principal, any profits received on the resale of such Shares, may be deemed to be underwriting discounts and commissions under the Securities Act. Printing, certain legal, filing and other similar expenses of this offering will be paid by the Company. Selling Stockholders will bear all other expenses of this offering, including brokerage fees, any underwriting discounts or commissions.

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "RURL." Application will be made to list the shares of Common Stock offered hereby on the Nasdaq National Market. The last reported sale price of the Company's Common Stock on the Nasdaq National Market on October 3, 1997 was $31.50.

     FOR INFORMATION CONTAINING CERTAIN FACTORS RELATING TO THIS OFFERING, SEE "RISK FACTORS," BEGINNING ON PAGE 5.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAVE THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                 A CRIMINAL OFFENSE.

                The date of this Prospectus is October   , 1997.

                                                                [ALTERNATE PAGE]

                              PLAN OF DISTRIBUTION

     This Prospectus, as appropriately amended or supplemented, may be used from time to time principally by persons who have received shares of Common Stock in acquisitions made by the Company of other businesses or properties, or their transferees or pledgees, who wish to offer and sell such Shares (such persons are herein referred to as the "Selling Stockholder" or "Selling Stockholders") in transactions in which they and any person acting on their behalf through whom such Shares are sold may be deemed to be underwriters within the meaning of the Securities Act. The Company will receive none of the proceeds from any such sales. The Company will pay substantially all of the expenses incident to this offering of the Shares by the Selling Stockholders to the public other than commissions and discounts of underwriters, brokers, dealers or agents.

     There presently are no arrangements or understandings, formal or informal, pertaining to the distribution of the Shares described herein. Upon the Company being notified by a Selling Stockholder that any material arrangements have been entered into for the sale of Shares, to the extent required, the Company will file, during any period in which offers or sales are being made, one or more supplements to this Prospectus to set forth the names of Selling Stockholders and any other material information with respect to the plan of distribution not previously disclosed. In addition, any Shares which qualify for sale pursuant to
Section 4 of, or Rules 144 or 144A under, the Securities Act may be sold under such provisions rather than pursuant to this Prospectus.

     Selling Stockholders may sell the Shares being offered hereby from time to time in transactions (which may involve crosses and block transactions) on the Nasdaq National Market in negotiated transactions or otherwise at market prices prevailing at the time of the sale or at negotiated prices or in transactions directly to one or more purchasers, including pledgees in privately negotiated transactions (including sales pursuant to pledges). Selling Stockholders may sell some or all of the shares in transactions involving broker-dealers, who may act either as agent or as principal. Broker-dealers participating in such transactions as agent may receive commissions from Selling Stockholders (and, if they act as agent for the purchaser of such Shares, from such purchaser), such commissions computed in appropriate cases in accordance with the applicable rules of the Nasdaq National Market, which commissions may be at negotiated rates where permissible under such rules.

     Participating broker-dealers may agree with Selling Stockholders to sell a specified number of Shares at a stipulated price per share and, to the extent such broker-dealer is unable to do so acting as an agent for Selling Stockholders, to purchase as principal any unsold Shares at the price required to fulfill the broker-dealer's commitment to Selling Stockholders. In addition or alternatively, Shares may be sold by Selling Stockholders and/or by or through other broker-dealers in special offerings or secondary distributions pursuant to and in compliance with the governing rules of the Nasdaq National Market, and in connection therewith commissions in excess of the customary commissions prescribed by the rules of Nasdaq National Market may be paid to participating broker-dealers, or, in the case of certain secondary distributions, a discount or concession from the offering price may be allowed to participating broker-dealers in excess of the customary commission. Broker-dealers who acquire Shares as principal may thereafter resell such Shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to or through other broker-dealers, including transactions of the nature described in the preceding two sentences) on Nasdaq National Market, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive commissions from the purchaser of such Shares.

     Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Regulation M, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Stockholders. All of the foregoing may affect the marketability of the Shares.

     If the Shares are sold in an underwritten offering, the underwriters and selling group members (if any) may engage in passive market making transactions in the Common Stock on Nasdaq immediately prior to the

                                                                [ALTERNATE PAGE]

commencement of the offering in accordance with Regulation M. Passive market making presently consists of displaying bids on Nasdaq limited by the bid prices of market makers not connected with such offering and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited in amount to 30% of the passive market maker's average daily trading volume in the Common Stock during the period of the two full consecutive calendar months prior to the determination of the offering price in connection with a sale pursuant to this Prospectus and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     The Company may agree to indemnify each Selling Stockholder as an underwriter under the Securities Act against certain liabilities, including liabilities arising under the Securities Act. Each Selling Stockholder may indemnify any broker-dealer that participates in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Securities Act.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices. As of October 3, 1997, there were 13,452,141 shares of Common Stock outstanding, 10,168,888 shares of which were freely transferable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), unless held by an "affiliate" of the Company, as that term is defined under the Securities Act. The Company also has outstanding 136,313 restricted shares, as that term is defined under Rule 144 (the "Restricted Shares") under the Securities Act, that are eligible for sale in the public market subject to compliance with the holding period, volume limitations, and other requirements of Rule 144. In addition, the Company has registered 6,646,940 shares of Common Stock, including the 3,553,060 shares of Common Stock pursuant to the Registration Statements to which this Prospectus relates, for issuance in connection with acquisitions (of which 3,146,940 shares have been issued), which shares are generally freely tradeable after their issuance under Rule 145 of the Securities Act, unless held by an affiliate of the acquired company, in which case such shares will be subject to the volume and manner of sale restrictions under Rule 144.

     In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated for purposes of Rule 144) who beneficially owns restricted securities with respect to which at least one year has elapsed since the later of the date the shares were acquired from the Company or from an affiliate of the Company, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock of the Company, or (ii) the average weekly trading volume in Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 also are subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about the Company. A person who is not an affiliate, has not been an affiliate within three months prior to sale, and who beneficially owns restricted securities with respect to which at least two years have elapsed since the later of the date the shares were acquired from the Company or from an affiliate of the Company, is entitled to sell such shares under Rule 144(k) without regard to any of the volume limitations or other requirements described above.

     The Company has filed a registration statement under the Securities Act to register for offer and sale up to 3,965,625 shares of Common Stock reserved for issuance pursuant to the exercise of stock options that may be granted under the Company's stock option plans. Shares issued after the effective date of such registration statement upon exercise of stock options issued under the Company's stock option plans generally will be eligible for sale in the public market, except that affiliates of the Company will continue to be subject to volume limitations.

                                                                [ALTERNATE PAGE]

                                 LEGAL MATTERS

     The validity of the shares offered hereby will be passed upon for the Company by O'Connor, Cavanagh, Anderson, Killingsworth & Beshears, a Professional Association, Phoenix, Arizona.

                                    EXPERTS

     The consolidated financial statements of the Company as of June 30, 1996 and 1997 and for each of the three years in the period ended June 30, 1997 incorporated by reference into this Prospectus and the Registration Statement of which this Prospectus is a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference upon the authority of such firm as experts in auditing and accounting in giving said reports.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus omits certain information contained in or incorporated by reference in the Registration Statement of which this Prospectus is a part, and reference is made to the Registration Statement and the exhibits and schedules thereto for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning the provisions of any documents are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

                                                                [ALTERNATE PAGE]

             ======================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
Available Information................    2
Incorporation of Certain Documents by
  Reference..........................    2
Prospectus Summary...................    3
Risk Factors.........................    5
Price Range of Common Stock..........    9
Dividend Policy......................    9
Unaudited Pro Forma Combined
  Financial Data.....................   10
Selected Consolidated Financial
  Data...............................   14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................   16
Business.............................   21
Management...........................   36
Principal Stockholders...............   39
Description of Capital Stock.........   41
Plan of Distribution.................   43
Shares Eligible for Future Sale......   44
Legal Matters........................   45
Experts..............................   45
Additional Information...............   45

             ======================================================
             ======================================================
                                3,553,040 SHARES

                                  RURAL/METRO
                                   CORPORATION

                                 COMMON STOCK
                              --------------------

                                   PROSPECTUS
                              --------------------
                                OCTOBER   , 1997
             ======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's amended and restated Bylaws require the Company to indemnify its directors, officers, employees and agents to the fullest extent permitted by the Delaware General Corporation Law, including those circumstances in which indemnification would otherwise be discretionary, except that the Company will not be obligated to indemnify any such person (i) with respect to proceedings, claims or actions initiated or brought voluntarily by any such person and not by way of defense; (ii) for any amounts paid in settlement of an action indemnified against by the Company without the proper written consent of the Company; or
(iii) in connection with any event in which the person did not act in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Company. In addition, the Company has entered or will enter into Indemnity Agreements with each of its directors and officers providing for indemnification of and advancement of expenses to the directors and officers to the fullest extent permitted by law except (a) if and to the extent that payment is made to the indemnitee under an insurance policy or otherwise; (b) if and to the extent that a claim is decided adversely based on or attributable to the indemnitee gaining any personal profit or advantage to which the indemnitee was not legally entitled; (c) if and to the extent that the indemnifiable event constituted or arose out of the indemnitee's willful misconduct or gross negligence; or (d) if and to the extent that the proceeding is initiated by the indemnitee against the Company or any of its officers or directors, unless the Company has consented to or joined in the initiation of the proceeding. The Delaware General Corporation Law contains an extensive indemnification provision that permits a corporation to indemnify any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     The Company's Second Restated Certificate eliminates the personal liability of the directors of the Company to the Company or its stockholders for monetary damages for breach of their duty of care except to the extent that such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law. The Delaware General Corporation Law prohibits a corporation from eliminating or limiting the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for liability under
Section 174 of the Delaware General Corporation Law (relating to certain unlawful dividends, stock purchases or stock redemptions); or (iv) for any transaction from which the director derived any improper personal benefit.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

 EXHIBIT
   NO.                                   DESCRIPTION OF EXHIBIT
----------  ---------------------------------------------------------------------------------
 2          Plan and Agreement of Merger and Reorganization, dated as of April 26, 1993(1)
 4          Specimen Certificate representing shares of Common Stock, par value $.01 per share(1)
 5          Opinion of O'Connor, Cavanagh, Anderson, Killingsworth & Beshears, P.A.
23.1        Consent of O'Connor, Cavanagh, Anderson, Killingsworth & Beshears, P.A. (to be
            included in its Opinion filed as Exhibit 5)

 EXHIBIT
   NO.                                   DESCRIPTION OF EXHIBIT
----------  ---------------------------------------------------------------------------------
23.2        Consent of Arthur Andersen LLP
24          Powers of Attorney of Directors and Executive Officers (included on the Signature
            Page of this Registration Statement)

---------------
 (1) Incorporated by reference to the Registration Statement on Form S-1 of the Registrant (Registration No. 33-63448) filed May 27, 1993 and declared effective July 15, 1993.

     (b) Financial Statement Schedules

     Schedule II Valuation and Qualifying Accounts incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1997.

     All other schedules have been omitted on the basis of immateriality or because such schedules are not otherwise applicable.

ITEM 22.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes that:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Act").

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant, in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scottsdale, State of Arizona, on the 7th day of October, 1997.

                                          RURAL/METRO CORPORATION

                                          By:      /s/ JAMES H. BOLIN
                                            ------------------------------------
                                                 James H. Bolin, President

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints jointly and severally, Warren S. Rustand and Mark E. Liebner, and each of them, as his true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying, and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

               SIGNATURE                                 TITLE                       DATE
----------------------------------------  -----------------------------------  -----------------

       By: /s/ WARREN S. RUSTAND          Chairman of the Board of Directors     October 7, 1997
----------------------------------------    and Chief Executive Officer
           Warren S. Rustand                (Principal Executive Officer)

         By: /s/ JAMES H. BOLIN           President and Director                 October 7, 1997
----------------------------------------    (Principal Executive Officer)
             James H. Bolin
       By: /s/ ROBERT T. EDWARDS          Executive Vice President and           October 7, 1997
----------------------------------------    Director (Principal Executive
           Robert T. Edwards                Officer)

        By: /s/ MARK E. LIEBNER           Senior Vice President, Chief           October 7, 1997
----------------------------------------    Financial Officer and Treasurer
            Mark E. Liebner                 (Principal Financial Officer)

        By: /s/ ROBERT E. RAMSEY          Senior Vice President and Director     October 7, 1997
----------------------------------------
            Robert E. Ramsey

        By: /s/ DEAN P. HOFFMAN           Vice President, Financial Services     October 7, 1997
----------------------------------------    (Principal Accounting Officer)
            Dean P. Hoffman

         By: /s/ COR J. CLEMENT           Director                               October 7, 1997
----------------------------------------
             Cor J. Clement

               SIGNATURE                                 TITLE                       DATE
----------------------------------------  -----------------------------------  -----------------


         By: /s/ LOUIS G. JEKEL           Director                               October 7, 1997
----------------------------------------
             Louis G. Jekel

       By: /s/ WILLIAM C. TURNER          Director                               October 7, 1997
----------------------------------------
           William C. Turner

        By: /s/ HENRY G. WALKER           Director                               October 7, 1997
----------------------------------------
            Henry G. Walker

       By: /s/ LOUIS A. WITZEMAN          Director                               October 7, 1997
----------------------------------------
           Louis A. Witzeman